                        Filed Pursuant to Rule 424(b)(3)
                           Registration No. 333-18815

PROSPECTUS

                                2,000,000 SHARES

                          SHAMAN PHARMACEUTICALS, INC.

                                  COMMON STOCK


    All of the 2,000,000 shares of Common Stock offered hereby are being sold by Shaman Pharmaceuticals, Inc. ("Shaman" or the "Company"). The Company's Common Stock is quoted on the Nasdaq National Market under the Symbol SHMN. On January 16, 1997, the last reported sale price for the Common Stock was $4.875 per share. See "Price Range of Common Stock."


                                 --------------

              THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 6.

                                 -------------


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
  THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
    COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
              ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                                  PRICE TO               PLACEMENT             PROCEEDS TO
                                                   PUBLIC                FEES (1)            COMPANY (2)(3)
Per Share.................................          $4.50                  $0.27                  $4.23
Total.....................................       $9,000,000              $540,000              $8,460,000

(1) The shares are being offered by the Company principally to selected institutional investors. Hambrecht & Quist LLC (the "Placement Agent") has been retained to act, on a best efforts basis, as agent for the Company in connection with the arrangement of this transaction. The Company has agreed, among other things, (i) to pay the Placement Agent a fee in connection with the arrangement of this financing and (ii) to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Plan of Distribution."

(2) Prior to the closing date of this best efforts, all or nothing offering, all investor funds will promptly be placed in escrow with First Trust of California as escrow agent (the "Escrow Agent") for funds collected in connection with the offering, in an escrow account established for the benefit of the investors. Upon receipt of notice from the Escrow Agent that investors have deposited the requisite funds in the escrow account, the Company will deposit with the Depository Trust Company the shares to be credited to the accounts of the investors and will collect the investor funds from the Escrow Agent. In the event that investor funds are not received in the full amount necessary to satisfy the requirements of the offering, all funds deposited with the Escrow Agent will promptly be returned to the investors. See "Plan of Distribution."

(3) Before deducting expenses payable by the Company estimated at $290,000.

                                 --------------

                               HAMBRECHT & QUIST


January 17, 1997

                             AVAILABLE INFORMATION

    This Prospectus, which constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), omits certain of the information set forth in the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement, exhibits and schedules. Statements contained in this Prospectus regarding the contents of any contract or other document are not necessarily complete; with respect to each such contract or document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. A copy of the Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the public reference facilities of the Commission described below, and copies of such material may be obtained from such office upon payment of the fees prescribed by the Commission.

    The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the following regional offices of the Commission: New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed rates. Furthermore, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such Web site is located at http://www.sec.gov. The Company's Common Stock is quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents or portions of documents filed by the Company (File No. 0-21022) with the Commission are hereby incorporated herein by reference:
(1) the Company's Annual Report on Form 10-K for the year ended December 31, 1995; (2) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996, as amended, and September 30, 1996, as amended;
(3) the Company's Proxy Statement for its Annual Meeting of Stockholders held on May 23, 1996; and (4) the description of the Company's Common Stock contained in its Registration Statement on Form 8-A, as amended, filed with the Commission on December 18, 1992, including any amendments or reports filed for the purpose of updating such description.

    All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained in a document incorporated by reference herein shall be deemed modified or superseded for purposes of this Prospectus to the extent that a statement contained or incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been or may be incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to Shaman Pharmaceuticals, Inc., 213 East Grand Avenue, South San Francisco, California 94080-4812, telephone (415) 952-7070, facsimile (415) 873-8367, Attn: Vice President, Corporate Communications.


    Shaman Pharmaceuticals-TM-, the Company's stylized logo and Provir-TM- are trademarks of the Company, and Virend-Registered Trademark- is a registered U.S. trademark of the Company.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING NOTES THERETO, APPEARING ELSEWHERE HEREIN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN OF THE RISK FACTORS SET FORTH ELSEWHERE IN THIS PROSPECTUS. INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH UNDER THE HEADING "RISK FACTORS."

                                  THE COMPANY

    Shaman is a leader in the identification and development of novel pharmaceutical products for the treatment of human diseases through the isolation and optimization of active compounds found in tropical plants. The Company believes that by focusing on drugs extracted from plants with a long history of medicinal use, its drug discovery efforts will be quicker and more likely to lead to safe and effective pharmaceuticals. Shaman has human clinical trials under way for its three lead product candidates: Provir, Virend and nikkomycin Z. Shaman has completed Phase II trials showing preliminary efficacy for Provir for the treatment of watery diarrhea and Virend for the treatment of recurrent genital herpes. An additional dose-optimizing Phase II trial for Provir and an additional trial using Virend in combination with oral acyclovir will commence in the first quarter of 1997. Provir is an oral drug which acts as a specific inhibitor of fluid loss via an antisecretory mechanism, and Virend is a topical agent which acts by an antiviral mechanism of action; both products incorporate the same active drug substance, SP-303. In addition, nikkomycin Z, an orally-active, in-licensed product for the treatment of endemic mycoses and other systemic fungal infections, is currently in Phase I trials in the U.K., and the Company expects to file an IND in the United States with respect thereto in 1997. Shaman's research and preclinical development is principally focused on the identification and optimization of compounds to treat Type II (adult onset) diabetes, an effort that has led to the identification of 10 chemically distinct, orally-active compounds which have demonstrated glucose lowering effects in preclinical testing. Significant funding, as well as milestone payments for this program, are provided through collaborations with Lipha, Lyonnaise Industrielle Pharmaceutique s.a., a wholly-owned subsidiary of Merck KGaA, Darmstadt, Germany ("Lipha/ Merck"), and Ono Pharmaceutical Co., Ltd. ("Ono").


    Watery diarrhea is usually caused by an insult to the small intestine (as a consequence of bacterial or viral infection) which results in fluid accumulation in the small intestine, leading to dehydration and sometimes fatal diarrhea. According to the International Marketing Service ("IMS"), worldwide, 26 million prescriptions are written annually for watery diarrhea. Moreover, approximately 67 million over-the-counter units are sold annually worldwide. Current treatment for watery diarrhea includes antibiotics, which can result in the creation or propagation of antibiotic-resistant strains of bacteria, or antimotility agents, which inhibit the natural muscular contractions of the intestinal tract, allowing the invading agent to remain in the intestine for a prolonged period. No current primary treatment for infectious diarrhea addresses dehydration or can reverse water accumulation. Based on preclinical mechanistic studies, Provir appears to treat watery diarrhea by inhibiting chloride ion secretion and thus preventing the electrolyte imbalance that causes excess water accumulation into the lumen of the small intestine resulting in diarrhea.


    Genital herpes, for which there is currently no cure, is caused by the herpes simplex virus which infects the ganglions of the nerve cells and results in painful lesions that can last for 4 to 15 days. After an initial outbreak of lesions, the virus typically remains dormant but may resurface when the immune system becomes stressed or compromised. Genital herpes afflicts over 30 million people in the United States alone, with up to 500,000 new cases diagnosed each year. Current treatment for recurrent genital herpes consists of nucleoside analogs, including oral formulations of acyclovir and famciclovir, which generally provide effective treatment of herpes lesions by interfering with viral replication. Virend reduces the duration of herpes lesion outbreaks by preventing the herpesvirus from crossing the cell membrane and becoming absorbed into healthy tissue.


    Endemic mycoses are caused by coccidiomycosis (valley fever), histoplasmosis and blastomycosis ("cocci," "histo" and "blasto") found in the soil of certain regions of the United States. When the soil is disturbed (such as during crop planting or harvesting), the fungi become airborne and may be inhaled into the lungs. Once infected, otherwise healthy individuals will experience mild flu-like symptoms but may never be diagnosed with the disease. In more severe cases, the fungus spreads systemically and results in disseminated fungal infections. Currently, two classes of drugs are commonly prescribed for the treatment of endemic mycoses: azoles, which are fungistatic (inhibit the growth of the fungus, but do not kill it) and polyenes (including amphotericin B), which are fungicidal (kill the fungus), but often cannot be tolerated in high enough doses to kill the fungi. Nikkomycin Z treats endemic mycoses by interfering with the synthesis of chitin, a key element of the cell wall of these fungi, a process which ultimately destroys the fungi. Based on synergistic activity with azoles, in 1997 the Company plans to supply nikkomycin Z to Pfizer Corporation ("Pfizer") to conduct a combination nikkomycin Z plus fluconazole human clinical study in azole-resistant esophageal candidiasis patients.

    Type II diabetes (also known as adult onset diabetes) is a chronic disease in which the tissues of the body are resistant to the actions of insulin and the pancreas cannot secrete enough insulin to overcome this resistance. This disease is the result of multiple causes, many of which are undefined at the molecular level. In the United States alone, approximately 625,000 new cases of diabetes are diagnosed each year, and it is estimated that there will be over 18 million cases by the year 2002 (over five percent of the population). To date, the Company has identified 10 proprietary, orally-active, chemically distinct compounds to be evaluated for the treatment of Type II diabetes.

                                  RISK FACTORS

    In addition to the other information contained in this Prospectus, the discussion of risk factors on pages 6 to 13 of this Prospectus should be considered carefully in evaluating an investment in the Common Stock. The risks of investing in the Common Stock include the following factors: "Early Stage of Development; Technological Uncertainty," "History of Operating Losses; Products Still in Development; Future Profitability Uncertain," "No Assurance of Successful Product Development," "Future Capital Needs; Uncertainty of Additional Financing," "Uncertainties Associated with Clinical Trials," "Dependence on Collaborative Relationships," "Rapid Technological Change and Substantial Competition," "Government Regulation; No Assurance of Regulatory Approvals," "Dependence on Sources of Supply," "Limited Manufacturing and Marketing Experience and Capacity," "Uncertainty Regarding Patents and Proprietary Rights," "Uncertainty of Product Pricing, Reimbursement and Related Matters," "Possible Volatility of Stock Price," "Environmental Regulation," "Anti-Takeover Effect of Delaware Law and Certain Charter and Bylaws Provisions," "Product Liability Exposure; Limited Insurance Coverage," "Limitation of Liability and Indemnification," "Shares Eligible for Future Sale," "Dilution" and "Dependence on Key Personnel."

                                  THE OFFERING


Common Stock offered by the Company.........  2,000,000 shares

Common Stock outstanding after the
  offering..................................  15,906,634 shares (1)

Use of proceeds.............................  For research and development, including preclinical and clinical testing and
                                                related
                                                regulatory activities, and for general
                                                corporate
                                                purposes.

Nasdaq National Market symbol...............  SHMN


------------------------

(1) Based on shares outstanding as of November 30, 1996. Excludes (i) 2,118,092 shares of Common Stock issuable upon the exercise of options outstanding under the Company's stock option plan at a weighted average exercise price of $5.48 per share; (ii) 641,705 shares of Common Stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $9.40 per share; and (iii) 400,000 shares of Common Stock issuable upon the conversion of Series A Preferred Stock.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                    NINE MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                                            -----------------------------------------------------  --------------------
                                              1991       1992       1993       1994       1995       1995       1996
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
STATEMENTS OF OPERATIONS DATA:
  Revenue from collaborative agreements...  $      --  $     425  $   2,050  $   1,360  $   2,210  $   1,710  $   1,531
  Operating expenses (1):
    Research and development..............      4,397      5,449     13,646     18,643     17,635     12,570     14,225
    General and administrative............        519      1,016      2,659      3,545      3,705      2,760      2,635
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
      Total operating expenses............      4,916      6,465     16,305     22,188     21,340     15,330     16,860
  Loss from operations....................     (4,916)    (6,040)   (14,255)   (20,828)   (19,130)   (13,620)   (15,329)
  Interest income.........................         73        224      1,543      2,045      1,695      1,304        834
  Interest expense........................       (271)      (156)      (315)      (698)      (569)      (419)      (472)
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net loss................................  $  (5,114) $  (5,972) $ (13,027) $ (19,481) $ (18,004) $ (12,735) $ (14,967)
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net loss per share (2)..................  $   (1.32) $   (0.85) $   (1.30) $   (1.50) $   (1.37) $   (0.97) $   (1.12)
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Shares used in calculation of net loss
    per share (2).........................      3,884      7,060     10,036     12,986     13,161     13,134     13,381

                                                                                           SEPTEMBER 30, 1996
                                                                                        -------------------------
                                                                                                    AS ADJUSTED
                                                                                         ACTUAL         (3)
                                                                                        ---------  --------------
BALANCE SHEET DATA:
  Cash, cash equivalents and short-term investments...................................  $  20,405    $   28,575
  Working capital.....................................................................     13,609        21,779
  Total assets........................................................................     26,653        34,823
  Long-term obligations, excluding current installments...............................      3,157         3,157
  Accumulated deficit.................................................................    (78,799)      (78,799)
  Stockholders' equity................................................................     15,664        23,834

------------------------

(1) Certain expenses have been reclassified to conform to 1996 presentation.

(2) Net loss per share is based on the weighted average number of common shares outstanding in 1993, 1994, 1995 and for the nine months ended September 30, 1996. Pro forma net loss per share in 1991 and 1992 is computed as above, and also gives effect to the conversion of the preferred stock into Common Stock as if converted at the original date of issuance.

(3) Adjusted to reflect the sale by the Company of 2,000,000 shares of Common Stock at the public offering price of $4.50 per share and the application of the net proceeds therefrom of approximately $8,170,000. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

    THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN ADDITION TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS BEFORE PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY. IN ADDITION TO THE HISTORICAL INFORMATION CONTAINED HEREIN, THE DISCUSSION IN THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF THE COMPANY'S PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THE CAUTIONARY STATEMENTS MADE IN THIS PROSPECTUS SHOULD BE READ AS BEING APPLICABLE TO ALL RELATED FORWARD-LOOKING STATEMENTS WHEREVER THEY APPEAR IN THIS PROSPECTUS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THIS PROSPECTUS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED BELOW AS WELL AS THOSE CAUTIONARY STATEMENTS AND OTHER FACTORS SET FORTH ELSEWHERE HEREIN.

    EARLY STAGE OF DEVELOPMENT; TECHNOLOGICAL UNCERTAINTY. Shaman has not yet completed the development of any products. The Company's products will require significant additional clinical testing and investment prior to commercialization. Products for therapeutic use in human healthcare must be evaluated in extensive human clinical trials to determine their safety and efficacy as part of a lengthy process to obtain government approval. The Company's Provir, Virend and nikkomycin Z products are each in clinical development. Positive results for any of these products in a clinical trial do not necessarily assure that positive results will be obtained in future clinical trials or that government approval to commercialize the products will be obtained. Clinical trials may be terminated at any time for many reasons, including toxicity or adverse event reporting. The Company's diabetes compounds have not entered clinical trials. There can be no assurance that any of the Company's products will be successfully developed, enter into human clinical trials, prove to be safe and efficacious in clinical trials, meet applicable regulatory standards, obtain required regulatory approvals, be capable of being produced in commercial quantities at reasonable costs or be successfully marketed or that the Company will not encounter problems in clinical trials that will cause the Company to delay or suspend product development. Failure of any of the Company's products to be commercialized could have a material adverse effect on the Company's business, financial condition and results of operations.

    HISTORY OF OPERATING LOSSES; PRODUCTS STILL IN DEVELOPMENT; FUTURE PROFITABILITY UNCERTAIN. Shaman was incorporated in 1989 and has experienced significant operating losses in each of its fiscal years since operations began. As of September 30, 1996, the Company's accumulated deficit was approximately $78.8 million. The Company has not generated any product revenues and expects to incur substantial operating losses over the next several years. All of Shaman's products and compounds are in research and development, which require substantial expenditures of funds. In order to generate revenues or profits, the Company, alone or with others, must successfully develop, test, obtain regulatory approval for and market its potential products. No assurance can be given that Shaman's product development efforts will be successful, that required regulatory approvals will be obtained, or that the products, if developed and introduced, will be successfully marketed or will achieve market acceptance.

    NO ASSURANCE OF SUCCESSFUL PRODUCT DEVELOPMENT. The Company's research and development programs are at various stages of development, ranging from the research stage to clinical trials. Substantial additional research and development will be necessary in order for the Company to move its diabetes product candidates into clinical testing, and there can be no assurance that any of the Company's research and development efforts on these or other potential products, including Provir, Virend and nikkomycin Z, will lead to development of products that are shown to be safe and effective in clinical trials. In addition, there can be no assurance that any such products will meet applicable regulatory standards, be capable of being produced in commercial quantities at acceptable costs, be eligible for third party reimbursement from governmental or private insurers, be successfully marketed or achieve market acceptance. Further, the Company's products may prove to have undesirable or unintended side effects that may prevent or limit their commercial use. The Company may find, at any stage of this complex product development process, that products that appeared promising in preclinical studies or Phase I and Phase II clinical trials do not demonstrate efficacy in larger-scale, Phase III clinical trials and do not receive regulatory approvals. Accordingly, any product development program undertaken by the Company may be curtailed, redirected or eliminated at any time. In addition, there can be no assurance that the Company's testing and development schedules will be met. Any failure to meet such schedules could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's clinical trials may be delayed by many factors, including slower than anticipated patient enrollment, difficulty in finding a sufficient number of patients fitting the appropriate trial profile or in the acquisition of sufficient supplies of clinical trial materials or adverse events occurring during the clinical trials. Completion of testing, studies and trials may take several years, and the length of time varies substantially with the type, complexity, novelty and intended use of the product. In addition, data obtained from preclinical and clinical activities are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Delays or rejections may be encountered based upon many factors, including changes in regulatory policy during the period of product development and could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Government Regulation."

    FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING. The Company will require substantial additional funds to conduct the development and testing of its potential products and to manufacture and market any products that may be developed. The Company's future capital requirements will depend on numerous factors, including the progress of its research and development programs, the progress of preclinical and clinical testing, the time and costs involved in obtaining regulatory approvals, the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights, competing technological and market developments, changes in the Company's existing collaborative and licensing relationships, the ability of the Company to establish additional collaborative relationships for the manufacture and marketing of its potential products, and the purchase of additional capital equipment. The Company will need to raise substantial additional capital to fund its operations. The Company intends to seek such additional funding through public or private financings, collaborative arrangements or from other sources. If additional funds are raised by issuing equity securities, significant dilution to existing stockholders may result. There can be no assurance that additional financing will be available on acceptable terms or at all. If adequate funds are not available, the Company may be required to delay, scale back or eliminate one or more of its research, discovery or development programs, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    UNCERTAINTIES ASSOCIATED WITH CLINICAL TRIALS. Shaman has conducted, and plans to continue to conduct, extensive and costly clinical trials to assess the safety and efficacy of its potential products. The rate of completion of the Company's clinical trials is dependent upon, among other factors, the rate of completion and approval of trial protocols, the availability of funds for trials and the rate of patient enrollment. Patient enrollment is a function of many factors, including the nature of the Company's clinical trial protocols, existence of competing protocols, size of patient population, proximity of patients to clinical sites and eligibility criteria for the study. Delays in patient enrollment will result in increased costs and delays, which could have a material adverse effect on the Company's ability to timely complete clinical trials. The Company cannot assure that patients enrolled in its clinical trials will respond to the Company's product candidates. Setbacks are to be expected in conducting human clinical trials. Failure to comply with the U.S. Food and Drug Administration ("FDA") regulations applicable to such testing can result in delay, suspension or cancellation of such testing, and/ or refusal by the FDA to accept the results of such testing. One of the Company's clinical trials for nikkomycin Z is being conducted in the United Kingdom not pursuant to an Investigational New Drug application ("IND") filed with the FDA. Accordingly, the data collected from such trial may not be accepted by the FDA, and for this or other reasons, the Company may need to conduct additional Phase I trials pursuant to an IND filed with the FDA. In addition, the FDA or the Company may suspend clinical trials at any time if either of them concludes that any patients participating in any such trial are being exposed to unacceptable health risks. Further, there can be no assurance that human clinical testing will demonstrate that any current or future product candidate is safe or effective or that data derived from any such study will be suitable for submission to the FDA or other regulatory authorities. Failure of the Company's clinical trials to demonstrate safety or efficacy in humans could have a material adverse effect on the Company's business, financial condition and results of operations.

    DEPENDENCE ON COLLABORATIVE RELATIONSHIPS. The Company's research and development efforts in its diabetes program and, to a lesser extent, in its other programs, is dependent upon its arrangements with Lipha/ Merck and Ono and the compliance of such partners with the terms and conditions of such collaborative agreements including, without limitation, providing funding for research and development efforts and the achievement of milestones and assisting the Company in its research and development efforts. These partners may develop products that may compete with those of the Company. The amount and timing of resources they allocate to these programs is not within the Company's control. There can be no assurance that these partners will perform their obligations as expected or that any significant revenues will ultimately be derived from such agreements. The Company's agreement with Ono may be terminated in the event Ono determines further development of compounds is not warranted, provided certain other conditions are met, and the Lipha/Merck agreement may be terminated in September 1998 if no compound discovered under the collaboration has entered human clinical trials. Termination of either agreement is subject to certain surviving obligations. If one or more such partners elected to terminate their relationships with the Company, or if the Company or its partners fail to achieve targeted milestones, it could have a material adverse effect on the Company's ability to fund such programs, or to develop any products on a collaborative basis with such partners. See "Business-- Collaborative Relationships and License Agreements."

    RAPID TECHNOLOGICAL CHANGE AND SUBSTANTIAL COMPETITION. The pharmaceutical industry is subject to rapid and substantial technological change. Technological competition from pharmaceutical and biotechnology companies and universities is intense. Many of these entities have significantly greater research and development capabilities, as well as substantial marketing, manufacturing, financial and managerial resources, and represent significant competition for the Company. There can be no assurance that developments by others will not render the Company's products or technologies noncompetitive or that the Company will be able to keep pace with technological developments. Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products. Some of these products may have an entirely different approach or means of accomplishing the desired therapeutic effect than products developed by the Company. These competing products may be more effective and less costly than the products developed by the Company. In addition, other forms of medical treatment may offer competition to the Company's products. The development of competing compounds could have a material adverse effect on the Company's business, financial condition or results of operations. See "Business--Competition."

    GOVERNMENT REGULATION; NO ASSURANCE OF REGULATORY APPROVALS. All new drugs, including the Company's products under development, are subject to extensive and rigorous regulation by the federal government, principally the FDA, and comparable agencies in state and local jurisdictions and in foreign countries. These authorities impose substantial requirements upon the preclinical and clinical testing, manufacturing and marketing of pharmaceutical products. The steps required before a drug may be approved for marketing in the United States generally include (i) preclinical laboratory and animal tests, (ii) the submission to the FDA of an IND for human clinical testing, (iii) adequate and well controlled human clinical trials to establish the safety and efficacy of the drug, (iv) submission to the FDA of a New Drug Application ("NDA") and (v) satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is made to assess compliance with Good Manufacturing Practices ("GMP"). Lengthy and detailed preclinical and clinical testing, validation of manufacturing and quality control processes, and other costly and time-consuming procedures are required. Satisfaction of these requirements typically takes several years and the time needed to satisfy them may vary substantially, based on the type, complexity and novelty of the pharmaceutical product. The effect of government regulation may be to delay or to prevent marketing of potential products for a considerable period of time and to impose costly procedures upon the Company's activities. There can be no assurance that the FDA or any other regulatory agency will grant approval for any products developed by the Company on a timely basis, or at all. Success in preclinical or early stage clinical trials does not assure success in later stage clinical trials. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approval. If regulatory approval of a product is granted, such approval may impose limitations on the indicated uses for which a product may be marketed. Further, even if regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product, including withdrawal of the product from the market. Any delay or failure in obtaining regulatory approvals would have a material adverse effect on the Company's business, financial condition and results of operation.

    Among the conditions for FDA approval of a pharmaceutical product is the requirement that the manufacturer's (either the Company's own or a third-party manufacturer) quality control and manufacturing procedures conform to current GMP, which must be followed at all times. The FDA strictly enforces GMP requirements through periodic unannounced inspections. There can be no assurance that the FDA will determine that the facilities and manufacturing procedures of the Company or any third-party manufacturer of the Company's planned products will conform to GMP requirements. Additionally, the Company or its third-party manufacturer must pass a preapproval inspection of its manufacturing facilities by the FDA before obtaining marketing approval. Failure to comply with applicable regulatory requirements may result in penalties such as restrictions on a product's marketing or withdrawal of a product from the market.

    The FDA's policies may change and additional government regulations may be promulgated which could prevent or delay regulatory approval of the Company's potential products. Moreover, increased attention to the containment of healthcare costs in the United States could result in new government regulations which could have a material adverse effect on the Company's business. The Company is unable to predict the likelihood of adverse governmental regulation which might arise from future legislative or administrative action, either in the United States or abroad. See "Business--Government Regulation."

    DEPENDENCE ON SOURCES OF SUPPLY. The Company currently imports all of the plant materials from which its products are derived from countries in South and Latin America, Africa and Southeast Asia. To the extent that its products cannot be economically synthesized or otherwise produced, the Company will continue to be dependent upon a supply of raw plant material. The Company does not have formal agreements in place with all of its suppliers. In addition, a continued source of plant supply is subject to the risks inherent in international trade. These risks include unexpected changes in regulatory requirements, exchange rates, tariffs and barriers, difficulties in coordinating and managing foreign operations, political instability and potentially adverse tax consequences. Interruptions in supply or material increases in the cost of supply could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, tropical rain forests, and certain irreplaceable plant resources therein, are currently threatened with destruction. In the event portions of the rain forests are destroyed which contain the source material from which Shaman's current or future products are derived, such destruction could have a material adverse effect on the Company's business, financial condition and results of operations.

    LIMITED MANUFACTURING AND MARKETING EXPERIENCE AND CAPACITY. The Company currently produces products only in quantities necessary for clinical trials and does not have the staff or facilities necessary to manufacture products in commercial quantities. As a result, the Company must rely on collaborative partners or third-party manufacturing facilities, which may not be available on commercially acceptable terms adequate for Shaman's long-term needs. If the Company should encounter delays or difficulties in establishing relationships with qualified manufacturers to produce, package and distribute its finished products, clinical trials, regulatory filings, market introduction and subsequent sales of such products could be adversely affected.

    Contract manufacturers must adhere to GMP regulations strictly enforced by the FDA on an ongoing basis through its facilities inspection program. Contract manufacturing facilities must pass a pre-approval plant inspection before the FDA will approve an NDA. Certain material manufacturing changes that occur after approval are also subject to FDA review and clearance or approval. There can be no assurance that the FDA or other regulatory agencies will approve the process or the facilities by which any of the Company's products may be manufactured. The Company's dependence on third parties for the manufacture of products may adversely affect the Company's ability to develop and deliver products on a timely and competitive basis. Should the Company be required to manufacture products itself, the Company will be subject to the regulatory requirements described above, to similar risks regarding delays or difficulties encountered in manufacturing any such products and will require substantial additional capital. There can be no assurance that the Company will be able to manufacture any such products successfully or in a cost-effective manner.

    The Company currently has no marketing or sales staff. To the extent that the Company does not or is unable to enter into co-promotion agreements or to arrange for third party distribution of its products, significant additional resources will be required to develop a marketing and sales force. There can be no assurance that the Company will be able to enter into collaborative agreements or establish a marketing and sales force.

    UNCERTAINTY REGARDING PATENTS AND PROPRIETARY RIGHTS. The Company's success will depend in large part on its ability to obtain and maintain patents, protect trade secrets and operate without infringing upon the proprietary rights of others. Moreover, competitors may have filed patent applications, may have been issued patents or may obtain additional patents and proprietary rights relating to products or processes competitive with those of the Company. There can be no assurance that the Company's patent applications will be approved, that the Company will develop additional proprietary products that are patentable, that any issued patents will provide the Company with adequate protection for its inventions or will not be challenged by others, or that the patents of others will not impair the ability of the Company to commercialize its products. The patent position of firms in the pharmaceutical industry generally is highly uncertain, involves complex legal and factual questions, and has recently been the subject of much litigation. No consistent policy has emerged from the U.S. Patent and Trademark Office or the courts regarding the breadth of claims allowed or the degree of protection afforded under pharmaceutical patents. There can be no assurance that others will not independently develop similar products, duplicate any of the Company's products or design around any patents of the Company.

    A number of pharmaceutical companies and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to the Company's business. Some of these technologies, applications or patents may conflict with the Company's technologies or patent applications. The European Patent Office, the French Patent Office, the German Patent Office and the Australian Patent Office, have each granted a patent containing broad claims to proanthocyanidin polymer compositions (and methods of use of such compositions), which are similar to the Company's specific proanthocyanidin polymer composition, to Leon Cariel and the Institut des Substances Vegetales. The effective filing date of these patents is prior to the effective filing date of the Company's foreign pending patent application in Europe. Certain of the foreign patents have been granted in jurisdictions where examination is not rigorous. The Company has instituted an Opposition in the European Patent Office against granted European Patent No. 472531 owned by Leon Cariel and Institut des Substances Vegetales. Based on opinions of foreign counsel, the Company believes that the granted claims are invalid and intends to vigorously prosecute the Opposition. There can be no assurance that the Company will be successful in having the granted European patent revoked or the claims sufficiently narrowed so as not to potentially cover the Company's proanthocyanidin polymer composition and methods of use. There can be no assurance that Leon Cariel and the Institut des Substances Vegetales will not assert claims relating to this patent against the Company. There can be no assurance that the Company would be able to obtain a license to this patent at all, or at reasonable cost, or be able to develop or obtain alternative technology to use in Europe or elsewhere. The earlier effective filing date of this patent could limit the scope of the patents, if any, that the Company may be able to obtain or result in the denial of the Company's patent applications in Europe or elsewhere. In the United States, the Patent and Trademark Office has very recently declared an Interference between the Company's issued patent covering its specific proanthocyanidin polymer composition and a U.S. application corresponding to the granted European patent of Leon Cariel and the Institut des Substances Vegetales by Daniel Jean and Leon Cariel. The declaration of the Interference indicates that, at present, the U.S. Patent and Trademark Office believes the Company's patent and the pending third party patent application claim the same subject matter. The Interference will seek to determine who is the first inventor of such subject matter under the U.S. patent laws. Based on the opinion of U.S. counsel, the Company believes that the Daniel Jean and Leon Cariel application is not entitled to claims directed to the Company's specific proanthocyanidin polymer composition. There can be no assurance, however, that the Company will prevail. Additionally, at this very early stage of the Interference proceeding, the Company has not had an opportunity to review the claims and file history of the Daniel Jean and Leon Cariel patent application which, under U.S. patent law, are kept confidential. In view of the analysis conducted in connection with the corresponding European patent, the Company believes that the U.S. patent application of Daniel Jean and Leon Cariel is not entitled to claims covering the subject matter of the Company's patent. In addition, if patents that cover the Company's activities have been or are issued to other companies, there can be no assurance that the Company would be able to obtain licenses to these patents at a reasonable cost, or at all, or be able to develop or obtain alternative technology. If the Company does not obtain such licenses, it could encounter delays or be precluded from introducing products to the market. Litigation may be necessary to defend against or assert claims of infringement, to enforce patents issued to the Company or to protect trade secrets or know-how owned by the Company. Additional interference proceedings may be declared or necessary to determine issues of invention; such litigation and/or interference proceedings could result in substantial cost to and diversion of effort by, and may have a material adverse effect on, the Company. In addition, there can be no assurance that these efforts by the Company will be successful.

    The Company's competitive position is also dependent upon unpatented trade secrets. There can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets, that such trade secrets will not be disclosed or that the Company can effectively protect its rights to unpatented trade secrets. To the extent that the Company or its consultants or research collaborators use intellectual property owned by others in their work for the Company, disputes also may arise as to the rights in related or resulting know-how and inventions. See "Business--Patents and Proprietary Rights."

    UNCERTAINTY OF PRODUCT PRICING, REIMBURSEMENT AND RELATED MATTERS. The Company's business may be materially adversely affected by the continuing efforts of governmental and third party payors to contain or reduce the costs of healthcare through various means. For example, in certain foreign markets, the pricing or profitability of healthcare products is subject to government control. In the United States, there have been, and the Company expects there will continue to be, a number of federal and state proposals to implement similar government control. While the Company cannot predict whether any such legislative or regulatory proposals or reforms will be adopted, the announcement of such proposals or reforms could have a material adverse effect on the Company's ability to raise capital or form collaborations, and the adoption of such proposals or reforms could have a material adverse effect on the Company's business, financial condition or results of operations.

    In addition, in both the United States and elsewhere, sales of healthcare products are dependent in part on the availability of reimbursement from third party payors, such as government and private insurance plans. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and third party payors are increasingly challenging the prices charged for medical products and services. If the Company succeeds in bringing one or more products to the market, there can be no assurance that reimbursement from third party payors will be available or will be sufficient to allow the Company to sell its products on a competitive or profitable basis.

    POSSIBLE VOLATILITY OF STOCK PRICE. From time to time, the stock market has experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. In addition, the market price of the Company's Common Stock, like the stock prices of many publicly traded biotechnology and smaller pharmaceutical companies, has been and may continue to be highly volatile. Announcements of technological innovations, regulatory matters or new commercial products by the Company or its competitors, developments or disputes concerning patent or proprietary rights, publicity regarding actual or potential medical results relating to products under development by the Company or its competitors, regulatory developments in both the United States and foreign countries, public concern as to the safety of pharmaceutical products, and economic and other external factors, as well as period-to-period fluctuations in financial results, may have a significant impact on the market price of Shaman's Common Stock. See "Price Range of Common Stock."

    ENVIRONMENTAL REGULATION. In connection with its research and development activities and manufacturing of clinical trial materials, the Company is subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials and wastes. Although the Company believes that it has complied with these laws and regulations in all material respects and has not been required to take any action to correct any noncompliance, there can be no assurance that the Company will not be required to incur significant costs to comply with environmental and health and safety regulations in the future. The Company's research and development activities involve the controlled use of hazardous materials, chemicals, viruses and various radioactive compounds. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and such liability could exceed the resources of the Company.

    ANTI-TAKEOVER EFFECT OF DELAWARE LAW AND CERTAIN CHARTER AND BYLAWS PROVISIONS. Certain provisions of the Company's Certificate of Incorporation and Bylaws may have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. The Company's Board of Directors has the authority to issue up to 1,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no present plans to issue shares of Preferred Stock. Certain provisions of Delaware law applicable to the Company could also delay or make more difficult a merger, tender offer or proxy contest involving the Company, including Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years unless certain conditions are met. See "Description of Capital Stock--Preferred Stock," "--Certain Provisions of the Certificate of Incorporation and Bylaws" and "--Certain Provisions of Delaware Law."

    PRODUCT LIABILITY EXPOSURE; LIMITED INSURANCE COVERAGE. The Company's business exposes it to potential product liability risks which are inherent in the development, testing, manufacture, marketing and sale of pharmaceutical products. Product liability insurance for the pharmaceutical industry generally is expensive. There can be no assurance that the Company's present product liability insurance coverage is adequate. Such existing coverage will not be adequate as the Company further develops its products, and no assurance can be given that adequate insurance coverage against all potential claims will be available in sufficient amounts or at a reasonable cost.

    LIMITATION OF LIABILITY AND INDEMNIFICATION. The Company's Certificate of Incorporation limits, to the maximum extent permitted by Delaware Law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. The Company's Bylaws provide that the Company shall indemnify its officers and directors and may indemnify its employees and other agents to the fullest extent permitted by law. The Company has entered into indemnification agreements with its officers and directors containing provisions which are in some respects broader than the specific indemnification provisions contained in Delaware Law. The indemnification agreements may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance, if available on reasonable terms. Section 145 of the Delaware Law provides that a corporation may indemnify a director, officer, employee or agent made or threatened to be made a party to an action by reason of the fact that he was a director, officer, employee or agent of the corporation or was serving at the request of the corporation against expenses actually and reasonably incurred in connection with such action if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Delaware Law does not permit a corporation to eliminate a director's duty of care, and the provisions of the Company's Certificate of Incorporation have no effect on the availability of equitable remedies, such as injunction or rescission, for a director's breach of the duty of care.

    SHARES ELIGIBLE FOR FUTURE SALE. Future sales of shares by existing stockholders could adversely affect the prevailing market price of the Company's Common Stock. Directors and officers of the Company have agreed that, for a period of 90 days after the effective date of the Registration Statement, they will not, without the prior written consent of Hambrecht & Quist LLC, offer for sale, sell, distribute or otherwise dispose of any shares of Common Stock.

    DILUTION. The public offering price will exceed the Company's net tangible book value per share immediately after the offering. New investors will experience an immediate dilution in net tangible book value as of September 30, 1996 of approximately $3.20 per share. See "Dilution." Additional dilution may occur upon the exercise of outstanding options and warrants. Investors may also suffer additional dilution if the Company exercises its right to put additional shares of its Common Stock to one certain investor, pursuant to its agreements with such investor. See "Description of Capital Stock."

    DEPENDENCE ON KEY PERSONNEL. The Company's ability to maintain its competitive position depends in part upon the continued contributions of its key senior management. The Company's future performance also depends on its ability to attract and retain qualified management and scientific personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to continue to attract, assimilate or retain other highly qualified technical and management personnel in the future. The loss of key personnel or the failure to recruit additional personnel or to develop needed expertise could have a material adverse effect on the Company's business, financial condition and results of operations.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered hereby are estimated to be approximately $8.17 million, after deducting the placement fee and expenses of the offering.


    Through December 31, 1997, the Company anticipates that the approximately $8.17 million in proceeds from this offering, together with the Company's cash, cash equivalents and short-term investments of approximately $16.5 million at December 31, 1996 (unaudited), committed funding from Ono in 1997 of $2.0 million, committed funding from Lipha/Merck in 1997 of $2.25 million, and Shaman's right to sell 400,000 shares of Common Stock at specified intervals in 1997 for estimated proceeds of $2.75 million, will be used as follows: (i) approximately $11.7 million for clinical testing and related regulatory activities for Provir, Virend and nikkomycin Z, (ii) approximately $11.4 million for diabetes research and compound development and (iii) for general corporate purposes. Pending application of the proceeds as described above, the Company plans to invest the net proceeds of the offering primarily in U.S. government securities and other short-term, investment grade, interest-bearing securities.


    The amounts and timing of the Company's expenditures may vary significantly depending upon numerous factors, including the progress of Shaman's research and development programs, the results of clinical studies, the timing of regulatory approvals, the status of competitive products and the availability of alternative financing, including agreements with other companies relating to the development and marketing of the Company's products. Based on its current operating plan, the Company anticipates that its existing capital resources and committed funding, along with the proceeds of this offering and the interest thereon, will be adequate to satisfy its capital needs through the first quarter of 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock is quoted on the Nasdaq National Market ("Nasdaq") under the symbol "SHMN." Prior to its initial public offering on January 26, 1993, there was no public market for the Company's Common Stock. The following table sets forth the high and low closing sale prices for the Common Stock as reported by Nasdaq for the periods indicated. These prices do not include retail mark-ups, mark-downs or commissions.


                                                                                               HIGH        LOW
                                                                                             ---------  ---------
1994
  First Quarter............................................................................  $   12.75  $    9.75
  Second Quarter...........................................................................      10.00       6.50
  Third Quarter............................................................................       8.25       6.38
  Fourth Quarter...........................................................................       7.13       3.13

1995
  First Quarter............................................................................       4.25       3.19
  Second Quarter...........................................................................       6.19       3.25
  Third Quarter............................................................................       7.00       4.63
  Fourth Quarter...........................................................................       7.88       5.00

1996
  First Quarter............................................................................       7.32       5.13
  Second Quarter...........................................................................       9.00       6.13
  Third Quarter............................................................................       8.63       5.75
  Fourth Quarter...........................................................................       7.38       5.38

1997
  First Quarter (through January 16, 1997).................................................       6.25       4.88



    On January 16, 1997, the last sale price reported on the Nasdaq National Market for the Company's Common Stock was $4.875 per share. As of such date, there were approximately 720 stockholders of record for the Company's Common Stock.


                                DIVIDEND POLICY

    The Company has never declared or paid any dividends on its capital stock and does not intend to pay any dividends in the foreseeable future. The Company currently intends to retain its earnings, if any, for the growth and development of its business. Any future determination to pay cash dividends will be at the discretion of the Company's Board of Directors and will depend upon the earnings of the Company, its financial condition, capital requirements and such other factors as the Company's Board of Directors may deem relevant.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company (i) as of September 30, 1996 and (ii) on an as adjusted basis to give effect to the receipt by the Company of the net proceeds from the sale of the 2,000,000 shares of Common Stock offered hereby at the public offering price of $4.50 per share (after deducting estimated offering expenses, including placement agent fees):

                                                                                   SEPTEMBER 30, 1996
                                                                                 ----------------------
                                                                                  ACTUAL    AS ADJUSTED
                                                                                 ---------  -----------
                                                                                     (IN THOUSANDS)
Long-term debt and capital lease obligations, excluding current installments...  $   3,157   $   3,157
Stockholders' equity:
  Preferred Stock, $0.001 par value per share, 1,000,000 shares authorized;
    400,000 shares Series A Preferred Stock designated, issued and
    outstanding................................................................         --          --
  Common Stock, $0.001 par value per share, 25,000,000 shares authorized,
    13,788,238 shares issued and outstanding, actual; 15,788,238 shares issued
    and outstanding, as adjusted (1)...........................................         14          16
  Additional paid-in capital...................................................     94,531     102,699
  Deferred compensation........................................................        (29)        (29)
  Unrealized losses on marketable securities...................................        (53)        (53)
  Accumulated deficit..........................................................    (78,799)    (78,799)
                                                                                 ---------  -----------
Total stockholders' equity.....................................................     15,664      23,834
                                                                                 ---------  -----------
Total capitalization...........................................................  $  18,821   $  26,991
                                                                                 ---------  -----------
                                                                                 ---------  -----------

------------------------

(1) Excludes, as of September 30, 1996, (i) 2,110,198 shares of Common Stock issuable upon the exercise of options outstanding under the Company's stock option plan; (ii) 641,705 shares of Common Stock issuable upon exercise of outstanding warrants; and (iii) 400,000 shares of Common Stock issuable upon the conversion of Series A Preferred Stock. To the extent outstanding options or warrants are exercised, there may be further dilution to new investors.

                                    DILUTION

    At September 30, 1996, the net tangible book value of the Company's Common Stock was approximately $12,405,000, or $0.90 per share. "Net tangible book value per share" is equal to the Company's total tangible assets less its total liabilities and less the $3,259,000 liquidation preference of the Preferred Stock, divided by the total number of outstanding shares of Common Stock.

    After giving effect to the sale of the Common Stock offered hereby at the public offering price of $4.50 per share and the receipt of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company as of September 30, 1996 would have been approximately $20,575,000, or $1.30 per share. This represents an immediate increase in net tangible book value of $0.40 per share of Common Stock held by the existing stockholders of the Company and an immediate dilution of $3.20 per share to new investors. The following table illustrates the dilution to new investors as of September 30, 1996:

Public offering price per share (1)...................................             $    4.50
  Net tangible book value per share before offering...................  $    0.90
  Increase per share attributable to new investors....................       0.40
                                                                        ---------
Pro forma net tangible book value per share after offering............                  1.30
                                                                                   ---------
Dilution per share to new investors...................................             $    3.20
                                                                                   ---------
                                                                                   ---------

------------------------

(1) Before deduction of placement agent fees and estimated offering expenses associated with the offering to be paid by the Company.

    The foregoing table assumes no exercise of outstanding options or warrants to purchase Common Stock. At November 30, 1996, options to purchase 2,118,092 shares of Common Stock at a weighted average exercise price of $5.48 per share were outstanding, which are subject to vesting requirements under the Company's stock option plan. Warrants to purchase 641,705 shares of Common Stock at a weighted average exercise price of approximately $9.40 were also outstanding at November 30, 1996. To the extent that certain of these options or warrants are exercised, there could be further dilution to the new investors.

                            SELECTED FINANCIAL DATA

    The selected financial data set forth below with respect to the Company's statements of operations for each of the three years in the period ended December 31, 1995, and with respect to the Company's balance sheets at December 31, 1994 and 1995, are derived from the financial statements of the Company that have been audited by Ernst & Young LLP, independent auditors, which are incorporated herein by reference and are qualified by reference to such Financial Statements and Notes thereto. The selected financial data set forth below with respect to the statements of operations for the years ended December 31, 1991 and 1992, and with respect to the balance sheet data at December 31, 1991, 1992 and 1993 are derived from audited financial statements not incorporated by reference herein. The balance sheet data as of September 30, 1996 and the statements of operations data for the nine months ended September 30, 1995 and 1996 are derived from unaudited financial statements incorporated by reference herein. The unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of its financial position and results of operations for these periods. Operating results for the nine months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1996. The data presented below should be read in conjunction with the financial statements, related notes and other financial information incorporated herein by reference.

                                                                                                         NINE MONTHS
                                                             YEAR ENDED DECEMBER 31,                 ENDED SEPTEMBER 30,
                                              -----------------------------------------------------  --------------------
                                                1991       1992       1993       1994       1995       1995       1996
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
  Revenue from collaborative agreements.....  $      --  $     425  $   2,050  $   1,360  $   2,210  $   1,710  $   1,531
  Operating expenses (1):
    Research and development................      4,397      5,449     13,646     18,643     17,635     12,570     14,225
    General and administrative..............        519      1,016      2,659      3,545      3,705      2,760      2,635
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Total operating expenses..................      4,916      6,465     16,305     22,188     21,340     15,330     16,860
  Loss from operations......................     (4,916)    (6,040)   (14,255)   (20,828)   (19,130)   (13,620)   (15,329)
  Interest income...........................         73        224      1,543      2,045      1,695      1,304        834
  Interest expense..........................       (271)      (156)      (315)      (698)      (569)      (419)      (472)
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net loss..................................  $  (5,114) $  (5,972) $ (13,027) $ (19,481) $ (18,004) $ (12,735) $ (14,967)
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net loss per share (2)....................  $   (1.32) $   (0.85) $   (1.30) $   (1.50) $   (1.37) $   (0.97) $   (1.12)
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Shares used in calculation of net loss per
    share (2)...............................      3,884      7,060     10,036     12,986     13,161     13,134     13,381

                                                                                                   SEPTEMBER 30, 1996
                                                              DECEMBER 31,                       ----------------------
                                          -----------------------------------------------------              ADJUSTED
                                            1991       1992       1993       1994       1995      ACTUAL        (3)
                                          ---------  ---------  ---------  ---------  ---------  ---------  -----------
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash, cash equivalents and
    investments.........................  $   6,534  $  14,258  $  57,333  $  39,843  $  26,665  $  20,405   $  28,575
  Working capital.......................      5,636     13,025     36,711     33,422     22,850     13,609      21,779
  Total assets..........................      8,221     15,964     67,229     49,673     33,810     26,653      34,823
  Long-term obligations, excluding
    current installments................        686        473      3,261      3,932      4,930      3,157       3,157
  Accumulated deficit...................     (7,348)   (13,320)   (26,348)   (45,828)   (63,832)   (78,799)    (78,799)
  Stockholders' equity..................      6,356     13,747     60,436     41,300     24,205     15,664      23,834

--------------------------

(1)  Certain expenses have been reclassified to conform to 1996 presentation.

(2) Net loss per share is based on the weighted average number of common shares outstanding in 1993, 1994, 1995 and for the nine months ended September 30, 1996. Pro forma net loss per share in 1991 and 1992 is computed as above, and also gives effect to the conversion of the preferred stock into Common Stock as if converted at the original date of issuance. The Company has not paid dividends since inception.

(3) Adjusted to reflect the sale by the Company of 2,000,000 shares of Common Stock at the public offering price of $4.50 per share and the application of the net proceeds therefrom of approximately $8,170,000. See "Use of Proceeds" and "Capitalization."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THIS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AND OTHER PARTS OF THIS PROSPECTUS CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN OF THE RISK FACTORS SET FORTH BELOW AND ELSEWHERE IN THIS PROSPECTUS. SEE "RISK FACTORS."

    The following discussion should be read in conjunction with the financial statements and notes thereto incorporated herein by reference.

OVERVIEW

    Shaman is a leader in the identification and development of novel pharmaceutical products for the treatment of human diseases through the isolation and optimization of active compounds found in tropical plants. The Company has three compounds in clinical development: Provir, an oral product for the treatment of secretory diarrhea; Virend, a topical antiviral for the treatment of herpes; and nikkomycin Z, an oral antifungal for the treatment of endemic mycoses. Shaman has collaborations for the development of diabetes drugs with Lipha, Lyonnaise Industrielle Pharmaceutique s.a., a wholly owned subsidiary of Merck KGaA, Darmstadt, Germany ("Lipha/Merck"), and with Ono Pharmaceutical Co., Ltd. ("Ono") of Osaka, Japan.

    The Company began operations in March 1990. To date, Shaman has not sold any products and does not anticipate receiving product revenue in the near future. The Company's accumulated deficit at September 30, 1996, was approximately $78.8 million. Shaman expects to continue to incur substantial losses over the next several years, due primarily to the expense of preclinical studies, clinical trials and its on-going research program. The Company expects that losses will fluctuate from quarter to quarter and that such fluctuations could be substantial. Shaman has financed its research, development and administrative activities through various private placements of its equity securities, an initial public offering of Common Stock in January 1993, a secondary offering in December 1993, collaborative agreements with pharmaceutical companies and, to a lesser extent, through equipment and leasehold improvement financings.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995

    The Company recorded revenues of $1.5 million and $1.7 million for the nine month periods ended September 30, 1996 and 1995, respectively. Collaborative revenues in 1995 resulted solely from the Company's relationship with Ono and included a one-time access fee associated with the commencement of that agreement. Revenues for the nine months ended September 30, 1996 resulted from the Company's continued research funding from Ono as well as revenue from the recently announced collaboration with Lipha/Merck.

    For the nine months ended September 30, 1996, research and development expenses were $14.2 million, representing an increase of approximately $1.7 million over the same period in 1995. The year-to-date increase is primarily attributable to the Company's additional research and development activities with respect to nikkomycin Z and further development of the compounds identified in its diabetes research effort. Research and development expenses are likely to increase in upcoming quarters as products enter clinical trials and the Company continues research and development activities for various product candidates.

    General and administrative expenses were $2.6 million and $2.8 million for the nine month periods ended September 30, 1996 and 1995, respectively. Current general and administrative expenses are in line with the Company's plan. The Company's expanded research and clinical activities are not expected to require commensurate increases in general and administrative support.

    Interest income was $834,000 and $1.3 million for the nine months ended September 30, 1996 and 1995, respectively. Interest income decreased for the period ended September 30, 1996, compared with the period ended September 30, 1995, due to lower average cash and investment balances as the Company continues to fund its operations. The increase in interest expense for the nine-month period ended September 30, 1996 over the same period in 1995 resulted from higher average debt balances in 1996, the impact of which was partially offset by a lower average interest rate on Company debt during 1996.

YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

    The Company had revenues of $2.2 million, $1.4 million and $2.0 million for 1995, 1994 and 1993, respectively. Revenues for 1995 represent a one-time access fee plus ongoing funding for research activities performed under the collaborative agreement with Ono. Revenues for 1994 and 1993 were attributable to an antifungal joint research and development agreement with Eli Lilly and Company ("Lilly"). The agreement, signed in October 1992, had a four-year term, subject to renewal after two years. Lilly committed to fund the Company's research efforts with respect to certain antifungal agents at agreed upon levels through October 1994. In October 1994, Lilly decided not to renew the collaboration. Shaman incurred no costs upon termination of the agreement and retains worldwide rights to the compounds that were subject to the alliance. The Company expects that revenues from collaborative agreements will fluctuate in the future as development of its various compounds proceeds and new products are partnered for development and commercialization.

    The Company incurred research and development expenses of approximately $17.6 million, $18.6 million and $13.6 million for 1995, 1994 and 1993, respectively. These expenses include salaries for scientific personnel, clinical development costs, laboratory supplies, patent protection and consulting fees, travel, plant collections, facilities expenses and other expenditures relating to research and product development. Research and development expenses decreased $1.0 million in 1995 compared with 1994, and increased $5.0 million in 1994 compared with 1993. The decrease in 1995 was due primarily to the Company's restructuring late in 1994, its specific focus on diabetes as its primary basic research program, and its reduced efforts in infectious disease research. The increase in 1994 compared with 1993 was due principally to additional research and development personnel, plant collections, screening of raw plant materials, patent costs, expanded preclinical studies and clinical trial activities. Research and development expenses in the future are expected to increase as products enter clinical trials and the Company continues research and development activities for various product candidates.

    General and administrative expenses were approximately $3.7 million, $3.5 million and $2.7 million in 1995, 1994 and 1993, respectively. These expenses include administrative salaries, consulting, legal, travel and other operating expenses. General and administrative expenses increased approximately $160,000 in 1995 compared with 1994, and approximately $886,000 in 1994 compared with 1993. These increases were incurred to develop the Company's corporate partnering opportunities and to enhance information systems and other support functions in response to the Company's expanding research and development activities. Going forward, the Company's expanded research and clinical activities are not expected to require commensurate increases in general and administrative support.

    Interest income was $1.7 million, $2.0 million and $1.5 million for 1995, 1994 and 1993, respectively. Interest income fluctuations were consistent with changes in average cash and investment balances which reflected the proceeds of two public offerings in 1993 from which the Company substantially funded its operations in 1993, 1994 and 1995. The balances of cash, cash equivalents and investments were $26.7, $39.8 and $57.3 million at December 31, 1995, 1994 and 1993, respectively.

    Interest expense was $569,000, $698,000 and $315,000 in the years ended December 31, 1995, 1994 and 1993, respectively. Interest expense increased in 1994 as the Company entered into capital leases and equipment loans to fund $1.8 million of equipment acquisitions. Interest expense decreased in 1995 as various leases terminated during the year, and the Company did not close its term debt until the fourth quarter. The Company's general policy is to finance capital equipment and tenant improvements on a long-term basis, and interest expense in the future will be dependent on the Company's capacity to finance its future equipment needs.

    At December 31, 1995, the Company had federal net operating loss carryforwards of approximately $59.5 million. The federal net operating loss carryforwards will expire at various dates beginning in 2004 through 2010, if not sooner utilized. Utilization of the net operating losses and credits is subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses and credits before utilization.

    Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes ("Statement 109"). Under Statement 109, the liability method is used for accounting for income taxes. There was no effect of adoption as the Company has incurred losses since inception, and no benefit has been recorded for operating loss carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

    As of September 30, 1996, the Company's cash, cash equivalents and investments totaled approximately $20.4 million, compared with $26.7 million at December 31, 1995. The net decrease is attributable to sales and maturities in the Company's investment portfolio to fund operations, partially offset by funds received from the Lipha/Merck collaboration in September 1996, a private placement of preferred stock in July 1996, and Ono's annual research funding.

    In September 1996, the Company entered into a five-year collaborative agreement with Lipha/Merck with a five-year funding obligation to develop Shaman's antidiabetic drugs jointly. In exchange for development and marketing rights in all countries except Japan, South Korea and Taiwan (which are covered under an earlier agreement between Shaman and Ono), Lipha/Merck will provide up to $9.0 million in research payments and up to $10.5 million in equity investments priced at a 20% premium to a multi-day volume weighted average price of the Company's Common Stock at the time of purchase. Of the $4.5 million received on signing the agreement, $1.5 million of the $3.0 million equity investment was characterized as an up-front research payment. Complete research funding under the collaboration is dependent upon the initiation of human clinical trials of at least one compound by September 23, 1998. The agreement also provides for additional preclinical and clinical milestone payments to the Company in excess of $10.0 million per compound for each antihyperglycemic drug developed and commercialized. To date, Shaman has identified 10 proprietary, orally active compounds which show preclinical activity as treatments for Type II diabetes. Lipha/Merck will bear all pre-clinical, clinical, regulatory and other development expenses associated with the compounds selected under the agreement. In addition, as products are commercialized, Shaman will receive royalties on all product sales outside the United States and up to 50% of the profits (if the Company exercises its co-promotion rights) or royalties on all product sales in the United States. Certain of the milestone payments will be credited against future royalty payments, if any, due to the Company from sales of products developed pursuant to the agreement.

    In July 1996, in a private placement pursuant to Regulation S under the Securities Act of 1933, as amended, the Company received gross proceeds of $3.3 million for 400,000 shares of Series A Convertible Preferred Stock and a six-year warrant to purchase 550,000 shares of the Company's Common Stock at a price of $10.184 per share. The Preferred Stock does not carry a dividend obligation and will convert into Common Stock no later than July 23, 1999 at a price per share between $6.00 and $8.147, depending on the market value of the Company's Common Stock during the period prior to conversion. In addition to the sale of Preferred Stock and warrant, the Company has the right, from time to time during the period beginning January 1997 and ending July 2000, to sell up to 1,200,000 additional shares of Common Stock to the investor at a formula price of 100% or 101% of a multi-day average of the Common Stock price at the time of sale. The investor has the option to increase the total shares purchased by up to an aggregate of 527,500 shares at the same price per share as at the date of purchase.

    The Company expects to incur substantial additional costs relating to the continued preclinical and clinical testing of its products, regulatory activities and research and development programs. The Company anticipates that its cash, cash equivalents and investment balances of approximately $20.4 million at September 30, 1996, the collaborative revenues committed by Lipha/Merck and Ono, Lipha/Merck's commitment to purchase additional equity, Shaman's additional rights to sell Common Stock through its private placement and the net proceeds from this offering will be adequate to fund operations through the first quarter of 1998. Milestone payments which may be received by the Company from Ono and Lipha/Merck would extend the Company's capacity to finance its operations beyond that time. However, there can be no assurance that additional funding, if needed, will be available on terms attractive to the Company, or at all.

                                    BUSINESS

    Shaman is a leader in the identification and development of novel pharmaceutical products for the treatment of human diseases through the isolation and optimization of active compounds found in tropical plants. The Company believes that by focusing on drugs extracted from plants with a long history of medicinal use, its drug discovery efforts will be quicker and more likely to lead to safe and effective pharmaceuticals. Shaman has human clinical trials under way for its three lead product candidates: Provir, Virend and nikkomycin Z. Shaman has completed Phase II trials showing preliminary efficacy for Provir for the treatment of watery diarrhea and Virend for the treatment of recurrent genital herpes. An additional dose-optimizing Phase II trial for Provir and an additional trial using Virend in combination with oral acyclovir, will commence in the first quarter of 1997. Provir is an oral drug which acts as a specific inhibitor of fluid loss via an antisecretory mechanism, and Virend is a topical agent which acts by an antiviral mechanism of action; both products incorporate the same active drug substance, SP-303. In addition, nikkomycin Z, an orally-active, in-licensed product for the treatment of endemic mycoses and other systemic fungal infections, is currently in Phase I trials in the U.K. and the Company expects to file an IND in the United States with respect thereto in 1997. Shaman's research and preclinical development is principally focused on the identification and optimization of compounds to treat Type II (adult onset) diabetes, an effort that has led to the identification of 10 chemically distinct, orally-active compounds which have demonstrated glucose lowering effects in preclinical testing. Significant funding, as well as milestone payments for this program, are provided through collaborations with Lipha, Lyonnaise Industrielle Pharmaceutique s.a., a wholly-owned subsidiary of Merck KGaA, Darmstadt, Germany ("Lipha/ Merck"), and Ono Pharmaceutical Co., Ltd. ("Ono").


    Watery diarrhea is usually caused by an insult to the small intestine (as a consequence of bacterial or viral infection) which results in fluid accumulation in the small intestine, leading to dehydration and sometimes fatal diarrhea. According to the International Marketing Service ("IMS"), worldwide, 26 million prescriptions are written annually for watery diarrhea. Moreover, approximately 67 million over-the-counter units are sold annually worldwide. Current treatment for watery diarrhea includes antibiotics, which can result in the creation or propagation of antibiotic-resistant strains of bacteria, or antimotility agents, which inhibit the natural muscular contractions of the intestinal tract, allowing the invading agent to remain in the intestine for a prolonged period. No current primary treatment for infectious diarrhea addresses dehydration or can reverse water accumulation. Based on preclinical mechanistic studies, Provir appears to treat watery diarrhea by inhibiting chloride ion secretion and thus preventing the electrolyte imbalance that causes excess water accumulation into the lumen of the small intestine resulting in diarrhea.


    Genital herpes, for which there is currently no cure, is caused by the herpes simplex virus which infects the ganglions of the nerve cells and results in painful lesions that can last for 4 to 15 days. After an initial outbreak of lesions, the virus typically remains dormant but may resurface when the immune system becomes stressed or compromised. Genital herpes afflicts over 30 million people in the United States alone, with up to 500,000 new cases diagnosed each year. Current treatment for recurrent genital herpes consists of nucleoside analogs, including oral formulations of acyclovir and famciclovir which generally provide effective treatment of herpes lesions by interfering with viral replication. Virend reduces the duration of herpes lesion outbreaks by preventing the herpesvirus from crossing the cell membrane and becoming absorbed into healthy tissue.


    Endemic mycoses are caused by coccidiomycosis (valley fever), histoplasmosis and blastomycosis ("cocci," "histo" and "blasto") found in the soil of certain regions of the United States. When the soil is disturbed (such as during crop planting or harvesting), the fungi become airborne and may be inhaled into the lungs. Once infected, otherwise healthy individuals will experience mild flu-like symptoms but may never be diagnosed with the disease. In more severe cases, the fungus spreads systemically and results in disseminated fungal infections. Currently, two classes of drugs are commonly prescribed for the treatment of endemic mycoses: azoles, which are fungistatic (inhibit the growth of the fungus, but do not kill it) and polyenes (including amphotericin B), which are fungicidal (kill the fungus), but often cannot be tolerated in high enough doses to kill the fungi. Nikkomycin Z treats endemic mycoses by interfering with the synthesis of chitin, a key element of the cell wall of these fungi, which ultimately destroys the fungi. Based on synergistic activity with azoles, in 1997 the Company plans to supply nikkomycin Z to Pfizer Corporation ("Pfizer") to conduct a combination nikkomycin Z plus fluconazole human clinical study in azole-resistant esophageal candidiasis patients.

    Type II diabetes (also known as adult onset diabetes) is a chronic disease in which the tissues of the body are resistant to the actions of insulin and the pancreas cannot secrete enough insulin to overcome this resistance. This disease is the result of multiple causes, many of which are undefined at the molecular level. In the United States alone, approximately 625,000 new cases of diabetes are diagnosed each year, and it is estimated that there will be over 18 million cases by the year 2002 (over five percent of the population). To date, the Company has identified 10 proprietary, orally-active, chemically distinct compounds to be evaluated for the treatment of Type II diabetes.

BACKGROUND

    Shaman builds on the knowledge and expertise of ethnobotanist and physician teams who work with traditional healers to identify effective treatments for the therapeutic areas targeted by the Company. These teams gather comparative data on traditional medicinal uses of plants from geographically diverse tropical areas and prioritize plant drug candidates based on common use among cultures, as well as a number of other factors. These factors include a cross-check of field-derived information against the results of literature searches as to chemical constituents, previously discovered biological activity and other reported medicinal uses. Shaman isolates and identifies the active compounds from plant extracts by testing for activity in whole animal models at each step of its purification process. The Company's natural product chemists use chromatography, spectroscopy, nuclear magnetic resonance ("NMR") and other proven technologies to identify and isolate compounds and structures. Because these compounds reflect the previously untapped plant diversity of the rain forests they have, to date, also exhibited significant diversity of chemical structure. In addition, the Company's whole animal screening approach provides the opportunity to discover novel methods of treatment for diseases in which the underlying mechanism of action of a disease is not well understood.

THE SHAMAN STRATEGY

    Shaman's strategy is to employ a drug discovery process focused on diseases which:

    - appear to be the result of multiple and, in many cases, unknown causes and therefore may not be amenable to a targeted IN VITRO drug discovery process;

    - occur in the rain forests and are readily recognized and treated by traditional healers (E.G., foot ulcers, sweet urine, poor eyesight and fungal infections are often predictive of Type II diabetes); and

    - allow the plant extract treatment to be confirmed in a whole animal model and then purified to isolate the active compound.

    Shaman believes this drug discovery process provides it with the opportunity to:

    - identify novel methods of treating diseases with therapeutic relevance;

    - discover new chemical entities or new classes of compounds to treat disease; and

    - provide early confirmation of efficacy and safety.

    Shaman intends to commercialize its products through out-licensing when safety and efficacy have been demonstrated in humans. Shaman will out-license broad applications worldwide while retaining the opportunity to directly access markets through niche applications and/or co-promotion.

CLINICAL AND RESEARCH PROGRAMS

    Shaman has established and is continuing to build a portfolio of product candidates. The table below describes the major therapeutic areas in which the Company is conducting its product development and research:


PRODUCT            INDICATION         STATUS                                 COMMERCIAL RIGHTS
-----------------  -----------------  -------------------------------------  -------------------------------------
Provir             Watery diarrhea    Initial Phase II efficacy study        Shaman
                                       completed; Phase II dosing trial to
                                       commence in Q1 1997
Provir             AIDS diarrhea      Phase II (studying preliminary         Shaman
                                       efficacy) to commence in Q1 1997
Provir             Pediatric          Formulation Development                Shaman
                    diarrhea
Virend             Genital herpes     Initial Phase II completed;            Shaman
                                       combination study to commence in Q1
                                       1997
Nikkomycin Z       Endemic mycoses    Phase I under U.K. law; IND to be      Shaman
                                       filed in the United States
Nikkomycin Z and   Azole-resistant    Initiation pending completion of       Shaman
 azoles             Candida            Phase I above (1)
Oral antihyper-    Diabetes           Preclinical                            Ono (Japan, Taiwan, South Korea)
 glycemic                                                                    Lipha/Merck and Shaman (co-
 compounds (in                                                               promotion and equal profit sharing on
 development)                                                                U.S. sales)
                                                                             Shaman receives royalties on sales
                                                                             outside the United States


(1) Initiation of this combination clinical trial is dependent upon the successful completion of the Phase I study of nikkomycin Z.

    The Shaman-patented compound, SP-303, is the active ingredient in both Provir and Virend. SP-303 is extracted from the latex of the Croton tree, which grows abundantly in Latin America. This latex is used by many native cultures throughout Latin America for a variety of medicinal purposes, including respiratory infections and gastrointestinal problems. It is also used topically for wound healing. Shaman's initial drug development efforts for SP-303 were focused on respiratory syncytial virus ("RSV") while it explored other traditional uses of the latex. In Phase II trials, the Company determined that Provir was not effective for the treatment of RSV because it was not systemically absorbed. Shaman's continuing exploration of other traditional uses of the latex from the Croton tree resulted in both Virend, the topical product in Phase II clinical testing for genital herpes, and in the isolation of a patent-pending reformulation of SP-303 in Phase II testing for the treatment of watery diarrhea (which benefits from the nonabsorptive characteristics of the drug).

PROVIR

    Watery diarrhea is often caused by infectious agents such as V. CHOLERAE and
E. COLI. These agents secrete toxins which adhere to the intestinal wall and cause increased secretion of chloride ions from intestinal cells, resulting in fluid accumulation in the small intestine. This in turn leads to severe and, in some cases, life-threatening diarrhea. According to the IMS, over 26 million prescriptions are written annually for watery diarrhea. Moreover, approximately 67 million over-the-counter product units are sold worldwide.

    Current primary treatments for watery diarrhea do not address the dehydration or fluid accumulation caused by the illness. Watery diarrhea is typically treated with one of two treatment regimens: antibiotics or antimotility agents. Antibiotics kill the bacteria, while antimotility agents reduce diarrhea frequency by inhibiting peristaltic action (natural muscular contraction of the intestinal tract). For mild to moderate cases of watery diarrhea, the use of antibiotics is discouraged by the World Health Organization and the Centers for Disease Control ("CDC"). The CDC continues to report their concern on worldwide safety issues relating to adverse side effects and issues related to emerging resistance by bacteria to antibiotics. Furthermore, antibiotics reduce the ability to build natural immunities to disease and increase the likelihood of reinfection.

    While antimotility agents are effective in reducing the severity of watery diarrhea, they often cause severe constipation. In addition, because of reduced motility in the intestine, the bacteria are often not eliminated and remain in the gut. When the treatment is stopped, the patient often experiences rebound diarrhea. Moreover, these agents are not recommended in children and the elderly because of the risk of prolonging the illness.

    Provir has demonstrated safety in Phase I trials and preliminary evidence of efficacy in Phase II trials for the treatment of watery diarrhea in a Phase II trial. IN VITRO and IN VIVO preclinical studies indicate that Provir treats watery diarrhea by inhibiting the secretion of chloride ions from intestinal cells, specifically countering the mechanism causing diarrhea. Based on its mechanism of action and results of initial clinical testing, the Company believes that Provir does not affect the normal motility of the intestine and that its nonabsorption from the intestine contributes to its safety and specificity of site of action.

               [Graphic illustrating Provir mechanism of action]


    The Company has conducted Phase I clinical trials for Provir in more than 150 adults, children and infants as young as three months of age, in both single and multiple doses. These trials demonstrated that Provir is safe and can be easily tolerated in doses up to two grams per day for two days. The results also indicated no significant adverse effects of the drug. In November 1996, the Company completed a Phase II trial to determine the efficacy of Provir in the treatment of traveler's and non-specific diarrheas. This open-label Phase II study was conducted by Dr. Herbert DuPont, a world recognized expert in travel medicine, of the University of Texas at Houston and Baylor College of Medicine. It included American subjects traveling to Mexico as well as native Mexicans suffering from diarrhea of unknown etiology.

    Eighty-nine percent of the 75 patients treated with Provir responded favorably (returned to normal bowel function) after 48 hours of treatment, with over 60% of those patients returning to normal after just 24 hours. Moreover, of the 71 patients available for follow up, none of the patients experienced worsening of the diarrhea illness once resolution of the disease began. In addition, no significant adverse reactions were reported. Of 25 patients with traveler's diarrhea receiving one or two grams of Provir per day, effectiveness (measured as a combination of stool frequency, stool consistency and gastrointestinal symptoms) was demonstrated in 72% of patients over the course of the study. Within this patient group, the mean time to last unformed stool--the most significant indicator of therapeutic effect--was 58% less than historical controls would indicate. Traveler's diarrhea left untreated usually lasts five to seven days. The patients experiencing non-specific diarrhea of unknown etiology received either a one or two gram dose per day for two days. In the group of 15 patients receiving the one gram dose, all patients responded to therapy, and 87% returned to normal stool frequency after 24 hours of treatment. In the group of 35 patients receiving the two gram dose, 34 patients responded to therapy, and 80% returned to normal stool frequency after 24 hours of treatment. The mean time to last unformed stool was reduced by 50% in the one gram dose group and 32% in the two gram dose group compared to the historical control in a cure study. Non-specific diarrhea usually lasts three to four days.

    Shaman has initiated discussions with potential corporate partners for the development and commercialization of Provir for the traveler's and non-specific diarrhea indications. As part of setting its overall strategy for commercialization of Provir, the Company intends to assess the market opportunities for additional indications such as diarrhea in patients with AIDS and pediatric diarrhea. Thirty to sixty percent of patients with AIDS in North America and Europe suffer from diarrhea and 90% of patients with AIDS suffer from diarrhea in developing countries. Diarrhea is a significant factor contributing to malnutrition and mortality in AIDS patients, even when such patients are treated with protease inhibitors. Many of these patients do not respond to standard therapy for the treatment of their diarrheal symptoms and, therefore, an effective alternative treatment could prove beneficial to this patient population.

    According to the Journal of Pediatrics, in the United States alone, between 21 and 37 million episodes of diarrhea occur annually in children under five years of age. In addition, there are over one billion episodes of pediatric diarrhea worldwide annually and four million deaths per year among children less than five years old in developing countries. Current recommended therapies for pediatric diarrhea are designed to replace water and electrolytes. Antimotility agents are contraindicated in children less than two years of age and not recommended for treatment of diarrhea in children of any age. In the vast majority of diarrheal illnesses in the United States, particularly those in children, the use of antimicrobials is not indicated.

VIREND

    Genital herpes is caused by herpes simplex virus which affects nerve cell ganglia and results in painful lesions that typically last from 4 to 15 days. According to the CDC, genital herpes afflicts approximately 30 million people in the United States with up to 500,000 new cases diagnosed each year. Immunocompromised patients, such as patients with AIDS, or those undergoing chemotherapy or transplantation, generally experience more severe herpes lesions and outbreaks of greater duration than immunocompetent patients.

    Current treatment for recurrent genital herpes consists of nucleotide analogs, including oral formulations of acyclovir and famciclovir that generally provide effective treatment of herpes lesions by interfering with viral replication. In 1994, worldwide sales of the oral formulation of acyclovir were $836 million. While acyclovir accounts for the majority of sales for the treatment of genital herpes, other oral nucleoside analogs with mechanisms of action similar to that of acyclovir have recently been approved for the treatment of genital herpes.

    Virend, a topical agent, has demonstrated preliminary evidence of safety and efficacy against genital herpes in clinical studies in patients with AIDS. It is a topical agent that inhibits attachment of herpes simplex virus to healthy cells, thus reducing the time to complete lesion healing. Because Virend's antiviral mechanism of action differs from that of acyclovir, this drug was initially tested in patients resistant to acyclovir treatment.

               [Graphic illustrating Virend mechanism of action]

    In September 1995, the Company completed a randomized double-blind, placebo-controlled Phase II study involving 45 patients with AIDS. Complete healing of lesions was achieved in 38% (9 of 24) of patients receiving Virend versus 14% (3 of 21) of patients in the placebo-controlled group (p=0.077). In addition, the study results indicate that Virend may be effective in reducing the spread of herpesvirus. Of the Virend treated group, 50% tested culture negative for herpesvirus at the end of the treatment period versus 19% of the placebo treated group (p=0.06). Although not statistically significant, the Company believes that these results indicate that Virend may be efficacious in healing herpes lesions. Although the Company originally intended to conduct a Phase III study with Virend alone in 1996, in the course of corporate partnering discussions, the Company concluded that a study of Virend in combination with oral acyclovir would create greater value in out-licensing the product. In the first quarter of 1997, the Company intends to initiate a study to determine treatment outcome of combination therapy, Virend plus oral acyclovir, compared with a placebo gel and oral acyclovir. The study is planned to be a U.S. multicenter, randomized double-blind, placebo-controlled trial to treat recurrent genital herpes in patients with AIDS. Shaman believes that, because of the differing mechanisms of action, a combination trial that tests Virend plus acyclovir in patients with AIDS could result in more effective treatment of herpes lesion outbreaks. Shaman intends to seek a corporate partner to enable testing of Virend in the broader immunocompetent patient population.

NIKKOMYCIN Z


    Endemic mycoses are systemic fungal infections concentrated in the southwest, central and northeast regions of the United States. There are three basic forms of endemic mycoses: coccidiomycosis (valley fever), histoplasmosis and blastomycosis ("cocci," "histo" and "blasto"). It is estimated that approximately 240,000 persons per year in the United States show clinical symptoms of endemic mycoses. The Company believes that the annual market for treatment of endemic mycoses in the United States is approximately $150 million.


    Currently, two classes of drugs are commonly prescribed for the treatment for endemic mycoses: azoles, which are fungistatic (inhibit the growth of the fungus, but do not kill it) and polyenes (including amphotericin B), which are fungicidal (kill the fungus), but often cannot be tolerated in high enough doses to kill the fungi.

    Nikkomycin Z was licensed in 1995 from Bayer AG. See "Business--Collaborative Relationships and Licenses." Nikkomycin Z is an orally-administered product designed for the treatment of endemic mycoses. Nikkomycin Z is novel in its mechanism of action against endemic mycoses. Preclinical studies of nikkomycin Z indicate that it is fungicidal and could prove superior to current treatments. By inhibiting chitin synthetase, which is found in the cell walls of most fungi, but not in mammalian cells, nikkomycin Z inhibits cell wall synthesis, ultimately causing fungal cells to expand and burst. The lack of chitin in mammalian cells should prevent similar damage to normal cells in tissues affected by these fungal infections.

            [Graphic illustrating nikkomycin Z mechanism of action]

    Candidiasis is a fungal infection that can result in serious systemic disease. Approximately 265,000 patients worldwide are treated annually for systemic candidiasis. Nikkomycin Z has also been shown to be capable of interacting in a synergistic fashion with a number of known antifungal compounds, including fluconazole (Diflucan) and itraconazole (Sporonox), the two largest selling antifungals in the world. Based on this synergistic activity, the Company plans to supply nikkomycin Z to Pfizer Corporation for a combination study that tests nikkomycin Z in combination with fluconazole in treating azole-resistant esophageal candidiasis. The estimated annual total market of antifungal agent sales for systemic fungal infections is approximately $2.0 billion.

    Shaman initiated Phase I human clinical trials in the U.K. in December 1996. Following this Phase I safety trial under U.K. law, the Company plans to submit an IND and conduct multidose Phase I and Phase II studies in the United States in patients suffering from endemic mycoses.

DRUG DISCOVERY RESEARCH

DIABETES

    Type II diabetes (also known as adult onset diabetes) is a chronic disease in which the tissues of the body are resistant to the actions of insulin (a hormone produced by the pancreas), and the pancreas cannot secrete enough insulin to overcome this resistance. When this happens, the ability of insulin to carry out its normal action on the liver, muscle and adipose tissues is lost and the consequence is an abnormal increase in circulating blood glucose. Because the function of insulin is different in each of these tissues, there are many potential therapeutic targets for the treatment of Type II diabetes.

    Shaman is focused on the development of oral antihyperglycemic (blood glucose lowering) agents for the treatment of Type II diabetes. The program involves IN VIVO screening of plants by oral administration in animal models, followed by the fractionation of active extracts, the isolation and identification of active compounds, and the capability to profile and prioritize promising candidates for clinical development. In the first 24 months of this program, the Company has identified 10 orally active compounds for which original U.S. patent applications and a number of international patent applications have been filed. These compounds represent new classes and, potentially, new methods for treating Type II diabetes.

    The Company currently plans to file its first IND for diabetes in 1997. Significant funding, as well as milestone payments for this program, are provided through collaborations with Lipha/Merck and Ono. See
"Business--Collaborative Relationships and License Agreements."

COLLABORATIVE RELATIONSHIPS AND LICENSE AGREEMENTS

    In September 1996, the Company entered into a five-year collaborative agreement with Lipha/Merck to develop Shaman's antihyperglycemic drugs jointly. In exchange for development and marketing rights in all countries except Japan, South Korea and Taiwan (which are covered under an earlier agreement between Shaman and Ono), Lipha/Merck will provide up to $9.0 million in research payments and up to $10.5 million in equity investments priced at a 20% premium to a multi-day volume weighted average price of the Company's Common Stock at the time of purchase. Of the $4.5 million received on signing the agreement, $1.5 million of the $3.0 million equity investment was characterized as an up-front research payment. Complete research funding under the collaboration is dependent upon the initiation of human clinical trials of at least one compound by September 23, 1998. The agreement also provides for additional preclinical and clinical milestone payments to the Company in excess of $10.0 million per compound for each antihyperglycemic drug developed and commercialized. To date, Shaman has identified 10 proprietary, orally active compounds which show preclinical activity as treatments for Type II diabetes. Lipha/Merck will bear all pre-clinical, clinical, regulatory and other development expenses associated with the compounds selected under the agreement. In addition, as products are commercialized, Shaman will receive royalties on all product sales outside the United States and up to 50% of the profits (if the Company exercises its co-promotion rights) or royalties on all product sales in the United States. Certain of the milestone payments will be credited against future royalty payments, if any, due to the Company from sales of products developed pursuant to the agreement.

    In May 1995, the Company entered into a collaborative agreement with Ono providing for, among other things, three years of funding for the research and development of compounds for the treatment of Type II diabetes. Under the terms of the agreement, Shaman will screen 100 diabetes-specific plants per year IN VIVO, isolate and identify active compounds, and participate in any medicinal chemistry modification. In turn, Ono will provide Shaman with access to Ono's preclinical and clinical development capabilities through proprietary IN VITRO assays and medicinal chemistry efforts. Ono's development and commercialization rights are for the countries of Japan, South Korea and Taiwan. Under the terms of the Agreement, Ono will provide $7.0 million in collaborative research funding and will pay preclinical and clinical milestone payments of $4.0 million per compound for each antidiabetic drug that is commercialized. Of the $3.0 million received on signing the agreement, $1.0 million was an up-front research payment. Shaman received an additional $1.0 million payment (beyond the $7.0 million commitment) in December 1996 for enhanced access rights to these compounds.

    In June 1995, the Company licensed several patents from Bayer AG relating to the use of nikkomycin Z and the composition and use of nikkomycin Z in combination with other antifungal compounds for the development of antifungal agents. Under the terms of the agreement, the Company has paid Bayer AG an initial milestone payment and may be required, upon the occurrence of certain events, to make additional milestone payments and to pay royalties on any commercialized products derived from the agreement.

    Under the terms of an agreement signed in September 1991, the Company has granted non-exclusive co-marketing rights to sell SP-303 products in Italy to Synthelabo, a French company. Under the agreement, Synthelabo is obligated to pay Shaman royalties on SP-303 product sales, including Provir and Virend.

    In February 1990, the Company entered into a license agreement with Dr. Michael Tempesta. There currently exists a dispute with Dr. Tempesta over the scope and coverage, if any, of the license. The maximum royalty claimed by Dr. Tempesta is two percent on net sales of a certain antiviral agent. A demand for arbitration was filed by the Company to address a claim made by Dr. Tempesta that the royalty will be payable with respect to either or both of Provir and Virend. See "--Legal Proceedings."

    As the Company continues its product development and commercialization, it intends to enter into additional corporate alliances which may include licenses and/or marketing rights to selected products and markets.

MANUFACTURING

    Shaman intends to conduct both pilot-scale and commercial manufacturing of its future products either in-house, with collaborative partners, or through contract manufacturing facilities. The Company has created an in-house facility which operates under Good Manufacturing Practices ("GMP") and has conducted pilot-scale manufacturing of SP-303. The Company has a sufficient quantity of raw material for SP-303 and SP-303 manufacturing capacity to complete currently planned clinical trials. In addition, Shaman also expects to establish a second source manufacturing facility to produce clinical and early commercial lots in 1997.

    In September 1991, the Company entered into a long-term manufacturing agreement with Indena SpA ("Indena"). If Indena achieves certain price targets, then Shaman has agreed to purchase at least 40% of its commercial requirements of SP-303 bulk drug from Indena for five years after Shaman receives NDA approvals from the FDA for Provir and Virend.

    In January 1996, the Company entered into an agreement with Abbott Laboratories ("Abbott") for the development of a manufacturing process for the production of nikkomycin Z. Abbott has developed processes and initiated the manufacture of nikkomycin Z in compliance with GMP guidelines for the Company's clinical trial programs.

MARKETING

    At the present time, Shaman has no marketing or sales staff. The Company's general strategy is to develop corporate alliances with large pharmaceutical companies for some of its programs in order to take advantage of such companies' abilities to reach broad-based markets. Shaman is also evaluating the opportunity to retain certain marketing rights. See "Business--Collaborative Relationships and License Agreements."

PATENTS AND PROPRIETARY TECHNOLOGY

    Proprietary protection for the Company's product candidates, processes and know-how is important to the Company's business. The Company's policy is to file patent applications to protect technology, inventions and improvements that are considered commercially important to the development of its business. The Company also relies upon trade secrets, know-how and continuing technological innovation to develop and maintain its competitive position. The Company plans to aggressively prosecute and defend its patents and proprietary technology.

    The Company has been issued two U.S. patents related to its specific proanthocyanidin polymer compositions designated SP-303 contained in the Company's Virend product. One patent contains composition of matter claims and the other contains claims directed to methods of use of the composition as an anti-viral agent.

    The Company has also filed foreign applications corresponding to its issued U.S. patents relating to its proanthocyanidin polymer composition. The Company has been granted patents in Australia, Mexico and New Zealand and has patent applications pending in Canada, Europe, Japan, the Republic of Korea and Singapore. The Company is aware of certain foreign patents and at least one pending patent application, granted or pending, owned by Leon Cariel and the Institut des Substances Vegetales with broad claims directed to proanthocyanidin polymer compositions and methods of use. In particular, patents have been granted to Leon Cariel and the Institut des Substances Vegetales in Australia, Europe, France, Germany and an application is pending in Japan. The effective filing date of these patents is prior to the effective filing date of the Company's foreign filed pending patent applications in Europe. The Company has instituted an Opposition in the European Patent Office against the granted European Patent No. 472531 owned by Leon Cariel and Institut des Substances Vegetales. Based on opinions of foreign counsel, the Company believes that the granted claims are invalid and intends to vigorously prosecute the Opposition. There can be no assurance that the Company will be successful in having the granted European patent revoked or the claims sufficiently narrowed so as not to cover potentially the Company's proanthocyanidin polymer compositions and methods of use.

    The Patent and Trademark Office has very recently declared an Interference between the Company's issued patent covering its specific proanthocyanidin polymer composition and a U.S. application corresponding to a granted European patent of Leon Cariel and the Institut des Substances Vegetales by Daniel Jean and Leon Cariel. The declaration of the Interference indicates that, at present, the U.S. Patent and Trademark Office believes the Company's patent and the pending third party patent application claim the same subject matter. The Interference will seek to determine who is the first inventor of such subject matter under the U.S. patent laws. The Company believes that the Daniel Jean and Leon Cariel application is not entitled to claims covering the subject matter of the Company's patent. There can be no assurance, however, that the Company will prevail. Additionally, at this very early stage of the Interference proceeding, the Company has not had an opportunity to review the claims and file history of the Daniel Jean and Leon Cariel patent application which, under U.S. patent law, are kept confidential. In view of the analysis conducted in connection with the corresponding European patent, the Company believes that the U.S. patent application of Daniel Jean and Leon Cariel is not entitled to claims covering the subject matter of the Company's patent.

    The Company has also recently filed a U.S. patent application directed to new formulations and methods of using its specific proanthocyanidin polymer composition for treatment of watery diarrhea. These formulations are contained in the Company's Provir product.

    The Company has also filed a number of U.S. patent applications relating to compositions and methods for treating Type II diabetes as well as reducing hyperglycemia associated with other etiologies. Several of the U.S. patent applications have been indicated to be allowed by the U.S. Patent and Trademark Office. The Company has filed foreign applications, I.E., international applications under the Patent Cooperation Treaty designating a number of foreign countries, as well as applications in Taiwan, corresponding to a number of the U.S. applications and plans to file additional corresponding foreign applications within the relevant convention periods.

    The Company has also filed two U.S. patent applications and a corresponding international patent application designating a number of foreign countries relating to methods for administering and sustained release formulations for anti-fungal agents like nikkomycins, including in particular nikkomycin Z. The methods and compositions are useful for treatment of fungal infections, particularly those associated with CANDIDA spp. The Company has licensed several patents from Bayer AG relating to the use of nikkomycin Z and the composition and use of nikkomycin Z in combination with other antifungal compounds for the development of antifungal agents.

    There can be no assurance that the Company's pending patent applications will result in patents being issued or that, if issued, patents will afford protection against competitors with similar technology; nor can there be any assurance that others will not obtain patents that the Company would need to license or circumvent. See "Risks--Uncertainty Regarding Patents and Proprietary Rights."

    Patent applications in the United States are generally maintained in secrecy until patents are issued. Since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, Shaman cannot be certain that it was the first to discover compositions covered by its pending patent applications or the first to file patent applications on such compositions. There can be no assurance that the Company's patent applications will result in issued patents or that any of its issued patents will afford comprehensive protection against potential infringement.

    The Company is prosecuting its patent applications with the U.S. Patent and Trademark Office but the Company does not know whether any of its applications will result in the issuance of any patents or, if any patents are issued, whether any issued patent will provide significant proprietary protection or will be circumvented or invalidated. During the course of patent prosecution, patent applications are evaluated, inter alia, for utility, novelty, nonobviousness and enablement. The U.S. Patent and Trademark Office may require that the claims of an initially filed patent application be amended if it is determined that the scope of the claims includes subject matter that is not useful, novel, nonobvious or enabled. Furthermore, in certain instances, the practice of a patentable invention may require a license from the holder of dominant patent rights. In cases where one party believes that it has a claim to an invention covered by a patent application or patent of a second party, the first party may provoke an interference proceeding in the U.S. Patent and Trademark Office or such a proceeding may be declared by the U.S. Patent and Trademark Office. In general, in an interference proceeding, the Patent and Trademark Office would review the competing patents and/or patent applications to determine the validity of the competing claims, including but not limited to determining priority of invention. Any such determination would be subject to appeal in the appropriate U.S. federal courts.

    There can be no assurance that additional patents will be obtained by the Company or that issued patents will provide a substantial protection or be of commercial benefit to the Company. The issuance of a patent is not conclusive as to its validity or enforceability, nor does it provide the patent holder with freedom to operate without infringing the patent rights of others. A patent could be challenged by litigation and, if the outcome of such litigation were adverse to the patent holder, competitors could be free to use the subject matter covered by the patent, or the patent holder may license the technology to others in settlement of such litigation. The invalidation of patents owned by or licensed to the Company or non-approval of pending patent applications could create increased competition, with potential adverse effects on the Company and its business prospects. In addition, there can be no assurance that any applications of the Company's technology will not infringe patents or proprietary rights of others or that licenses that might be required as a result of such infringement for the Company's processes or products would be available on commercially reasonable terms, if at all.

    The Company cannot predict whether its or its competitors' patent applications will result in valid patents being issued. Litigation, which could result in substantial cost to the Company, may also be necessary to enforce the Company's patent and proprietary rights and/or to determine the scope and validity of others' proprietary rights. The Company is participating in one declared Interference proceeding and may participate in interference proceedings that may in the future be declared by the U.S. Patent and Trademark Office, which could result in substantial cost to the Company. There can be no assurance that the outcome of any such litigation or interference proceedings will be favorable to the Company or that the Company will be able to obtain licenses to technology that it may require or that, if obtainable, such technology can be licensed at a reasonable cost.

    The patent position of pharmaceutical and biopharmaceutical firms generally is highly uncertain and involves complex legal and factual questions. To date, no consistent policy has emerged regarding the breadth of claim allowed in pharmaceutical and biopharmaceutical patents. Accordingly, there can be no assurance that patents will afford protection against competitors with similar technology. See "Risks--Uncertainty Regarding Patents and Proprietary Rights."

    In addition to seeking the protection of patents and licenses, the Company also relies on trade secrets to maintain its competitive position. The Company has adopted and adheres to procedures for maintaining the proprietary aspects of its trade secret and know-how information. No assurance can be given, however, that these measures will prevent the unauthorized disclosure or use of such information.

RAW MATERIAL SUPPLY

    The Company imports all of the plant material it screens from foreign countries, particularly Latin and South America, Southeast Asia and Africa. Shaman's relationships with botanical organizations in tropical regions have enabled the Company to set up large-scale supply arrangements for the raw material from which some of its lead products are derived. For example, the plant material required for SP-303 is found in at least seven Latin and South American countries and can be harvested in a sustainable manner where work forces already exist. Presently, Shaman is harvesting approximately 8,000 kilograms of the SP-303 source plant per year in Ecuador and Peru pursuant to supply agreements with corporations in those countries. The SP-303 source plant occurs naturally in these areas and, after harvesting, can be regenerated to maturity in seven years.

    Shaman requires that all large-scale plant collections be conducted in a sustainable manner, which could include replanting in areas of intensive wild harvesting. In the case of SP-303, the source plant can be sustainably harvested because it grows spontaneously with minimal management. Shaman works with communities and cooperatives in South and Latin America to harvest the SP-303 source plant and other source plants in a regenerable manner. These communities and cooperatives, many of which receive support from national and international government agencies, are experienced in the sustainable harvest of other tropical forest products, including natural rubber, nuts and fruits. Company policy also requires that each source plant targeted for large-scale compound isolation must have multi-country sources of supply or be economically synthesizable. This policy reduces the risks associated with using foreign suppliers, such as political or economic instability.

    Shaman has entered into supply agreements with companies in both Peru and Ecuador pursuant to which they will supply certain quantities of Shaman's commercial requirements of SP-303 from their countries. These companies work with cooperatives of indigenous peoples to supply source plants to Shaman, to transfer material information to Shaman relating to improvements in the collection and harvesting of the raw material, and to improve sustainable harvesting techniques in order to create a model of sustainable production in tropical forests. Although the Company has developed multi-country sources of supply for its key plant materials and has entered into long-term supply agreements for the source material for SP-303, there can be no assurance of a continual source of supply of these materials. See "Risk Factors--Dependence on Sources of Supply."

    When it is economically advantageous and technically feasible to synthesize a compound rather than extract it from raw plant material, the Company will utilize large-scale chemical synthesis to obtain a sufficient supply of such compound in order to satisfy its commercial requirements. However, there can be no assurance that the Company will be successful in synthesizing any such products.

COMPETITION

    Competition in the pharmaceutical industry is extremely intense. The principal factors upon which such competition is based include therapeutic efficacy, side-effect profile, ease of use, safety, physician acceptance, patient compliance, marketing, distribution and price. Many treatments for infectious and metabolic diseases exist and additional therapeutics are under development, including other naturally-sourced pharmaceuticals. To the extent these therapeutics address the disease indications on which the Company has focused, they may represent significant competition. Many pharmaceutical companies have significantly greater research and development capabilities, as well as substantially greater marketing, financial and human resources than the Company. In addition, many of these competitors have significantly greater experience than the Company in undertaking preclinical testing and human clinical trials of new pharmaceutical products and obtaining regulatory approvals of such products. These companies may represent significant long-term competition for the Company.

    There can be no assurance that developments by other pharmaceutical companies will not render Shaman's products or technologies obsolete or noncompetitive, or that the Company will be able to keep pace with technological developments of its competitors. Many of the Company's competitors have developed, or are in the process of developing, technologies that are, or in the future may be, the basis for competitive products.

Some of these products may have an entirely different approach or means of accomplishing the desired therapeutic effect than products being developed by the Company. These competing products may be more effective and less costly than the products developed by Shaman.

GOVERNMENT REGULATION

    The research and development, manufacture and marketing of Shaman's products are subject to substantial regulation by the FDA in the United States and by comparable authorities in other countries. These national agencies and other federal, state and local entities regulate, among other things, research and development activities and the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of the Company's products.

    The process required by the FDA before the Company's products may be marketed in the United States generally involves the following: (i) preclinical laboratory and animal tests; (ii) submission to the FDA of an IND, which must become effective before human clinical testing may commence; (iii) adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended indications; (iv) the submission to the FDA of an NDA; (v) satisfactory completion of an FDA inspection of the manufacturing facilities at which the product is made to assess compliance with GMP. The testing and approval process requires substantial time, effort and financial resources, and there can be no assurance that an approval will be granted on a timely basis, if at all.

    Preclinical tests include laboratory evaluation of the product as well as animal studies to assess the potential safety and efficacy of the product. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of the IND, which must become effective before human clinical trials may commence. The IND will automatically become effective 30 days after receipt by the FDA, unless the FDA before that time raises concerns or questions about the conduct of the trials as outlined in the IND. In such cases the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can proceed. There can be no assurance that submission of an IND will result in FDA authorization to commence clinical trials.

    Clinical trials involve the administration of the investigational products to healthy volunteers or patients under the supervision of a qualified principal investigator. Further, each clinical study must be reviewed and approved by an independent Institutional Review Board ("IRB") at each institution at which the study will be conducted. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution.

    Clinical trials are typically conducted in three sequential phases which may overlap. Phase I usually involves the initial introduction of the drug into healthy human subjects where the product is tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. Phase II involves studies in a limited patient population to (i) determine the efficacy of the product for specific targeted indications, (ii) determine dose tolerance and optimal dose and (iii) identify possible adverse effects and safety risks. When Phase II evaluations demonstrate that the product is effective and has an acceptable safety profile, Phase III trials are undertaken to further evaluate clinical efficacy and to further test for safety in an expanded patient population at geographically-dispersed clinical study sites. The FDA or the sponsor may suspend clinical trials at any point in this process for a variety of reasons, including either party's belief that clinical subjects are being exposed to an unacceptable health risk.

    Occasionally, the FDA will require a Phase IV "Post-Marketing Trial" which is conducted after FDA clearance to gain additional experience from the treatment of patients in the intended therapeutic area.

    After completion of the required testing, generally an NDA is submitted. FDA approval of the NDA is required before marketing may begin in the United States. The NDA must include the results of extensive clinical and other testing and the compilation of data relating to the product's chemistry, pharmacology and manufacture, the cost of all of which is substantial. The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information rather than accept an NDA for filing. In such an event, the NDA must be resubmitted with the additional information and, again, is subject to review before filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the Federal Food, Drug and Cosmetic Act, the FDA has 180 days in which to review the NDA and respond to the applicant. The review is often significantly extended by FDA requests for additional information or clarification regarding information already provided in the submission. The FDA may refer the application to the appropriate advisory committee (typically a panel of clinicians) for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but generally follows the committee's recommendation. If evaluations of the NDA and the manufacturing facilities are favorable, the FDA may issue either an approval letter or an approvable letter, which usually contains a number of conditions that must be met in order to secure final approval of an NDA. When and if those conditions have been met to the FDA's satisfaction, the FDA will issue an approval letter, authorizing commercial marketing of the drug for certain indications. If the FDA's evaluation of the NDA submission or manufacturing facilities is not favorable, the FDA may refuse to approve the NDA or issue a not approvable letter. Notwithstanding the submission of any requested additional data or information in response to an approvable or not approvable letter, the FDA may decide that the application does not meet the regulatory criteria for approval.

    Each drug product manufacturing establishment that supplies drugs to the U.S. market must be registered with, and be approved by, the FDA prior to commencing commercial production, and is subject to biennial inspections by the FDA for GMP compliance after an NDA has been approved. In addition, drug product manufacturing establishments located in California also must be licensed by the State of California.

    The Company will also be subject to a variety of foreign regulations governing clinical trials, registrations and sales of its products. Whether or not FDA approval has been obtained, approval of a product by comparable regulatory authorities of foreign countries must be obtained prior to marketing the product in those countries. The approval process varies from country to country and the time needed to secure approval may be longer or shorter than that required for FDA approval.

EMPLOYEES

    As of November 30, 1996, the Company had 83 employees. Of these employees, 66 are dedicated to research, development, quality assurance and quality control, regulatory affairs and preclinical testing. Twenty-four of the Company's employees hold a Ph.D. or M.D.

FACILITIES

    Shaman's headquarters are located in South San Francisco, California. The Company leases approximately 73,000 square feet for offices, laboratories, pilot manufacturing and preclinical testing in three adjacent buildings. An additional building with approximately 43,000 square feet becomes available to the Company late in 1999. The lease on these spaces expires February 28, 2003, and the Company has an option to renew the lease for two additional five-year periods. The South San Francisco facility serves as the principal site for preclinical research, clinical trial management, process development, quality assurance and quality control, regulatory and other affairs. The Company believes that its current facilities are suitable and adequate to meet its needs for the foreseeable future. Shaman anticipates it will be able to expand its facilities to nearby locations as the need develops. There can be no assurance however, that such space will be available on favorable terms, if at all.

LEGAL PROCEEDINGS

    The Company has recently initiated arbitration against Dr. Michael Tempesta with respect to a February 1990 license agreement. See "--Collaborative Relationships and License Agreements." With the exception of the patent opposition proceeding in Europe and the Interference proceeding in the U.S. Patent and Trademark Office, the Company is not party to any other material legal proceedings. See "Risk Factors--Uncertainty Regarding Patents and Proprietary Rights."

                                   MANAGEMENT

    The names, ages and positions of the Company's executive officers and directors, as of December 20, 1996, are set forth below:

NAME                               AGE      TITLE
-----------------------------      ---      ---------------------------------------------------------
Lisa A. Conte                          37   President, Chief Executive Officer and Director

Barbara J. Goodrich                    43   Vice President and Chief Financial Officer

Atul S. Khandwala, Ph.D.               54   Senior Vice President, Development

Steven R. King, Ph.D.                  39   Senior Vice President, Ethnobotany and Conservation

Gerald M. Reaven, M.D.                 68   Senior Vice President, Research

Jacqueline Cossmon                     41   Vice President, Corporate Communications

G. Kirk Raab                           61   Chairman of the Board

Herbert H. McDade, Jr.                 69   Director

M. David Titus                         39   Director

John A. Young                          64   Director

    LISA A. CONTE founded the Company in May 1989 and currently serves as President, Chief Executive Officer and Director. From 1987 to 1989, Ms. Conte was Vice President at Technology Funding Inc., a venture capital firm, where she was responsible for the analysis and management of healthcare industry investments. From 1985 to 1987, she conducted risk and strategy audits for venture capital portfolio companies at Strategic Decisions Group, a management consulting firm. Ms. Conte received an A.B. in Biochemistry from Dartmouth College, an M.S. in Physiology/Pharmacology from the University of California, San Diego and an M.B.A. from The Amos Tuck School, Dartmouth College.

    BARBARA J. GOODRICH joined the Company in June 1995 and currently serves as its Vice President and Chief Financial Officer. Prior to joining the Company, from April 1994 to May 1995, Ms. Goodrich served as Controller of Quasar Engineering, a privately-held engineering and architectural company. Ms. Goodrich served as Director of Finance at Digital Generation Systems, Inc. from November 1992 to January 1994 and as Client Accounting Manager at Arthur Andersen LLP from February 1989 to October 1992. Ms. Goodrich worked as an independent consultant from 1984 through 1988. From 1978 to 1983, Ms. Goodrich held a series of successively responsible audit positions with Arthur Andersen LLP. Ms. Goodrich received a B.S. and an M.A.S. in Accounting from the University of Illinois at Urbana. Ms. Goodrich is a Certified Public Accountant.

    ATUL S. KHANDWALA, PH.D. joined Shaman in March 1996 as Senior Vice President, Development from Block Drug Company, where he served as Vice President for Ethical Product Development since August 1995. Prior to joining Block Drug Company, from 1986 to August 1995, Dr. Khandwala held various positions, most recently Executive Vice President, with Chemex Pharmaceuticals, Inc. From 1976 to 1986, Dr. Khandwala held various positions with Revlon Healthcare Group Research and Development Division. Dr. Khandwala has successfully defended two FDA applications for market approval. Dr. Khandwala received a B.Sc. in Chemistry from Gujarat University in India and a Ph.D. in Pharmaceutical Chemistry from the University of Wisconsin.

    STEVEN R. KING, PH.D. joined Shaman in March 1990. He currently serves as Senior Vice President, Ethnobotany and Conservation. He is responsible for coordinating the Company's Scientific Strategy Team. From 1989 to 1990, Dr. King was the chief botanist for Latin America at Arlington, Virginia's Nature Conservancy. He worked in 1988 as Research Associate for the Committee on Managing Global Genetic Resources at the National Academy of Sciences, and was a Doctoral Fellow from 1983 to 1988 at The New York Botanical Garden's Institute of Economic Botany. Dr. King received a B.A. in Human Ecology from the College of the Atlantic and M.S. and Ph.D. degrees in Biology from City University of New York.

    GERALD M. REAVEN, M.D. joined Shaman as a consultant in February 1995 and became an employee in July 1995. He currently serves as Senior Vice President, Research. Dr. Reaven came to Shaman from the Stanford University School of Medicine where he served as a faculty member since 1960 and a Professor of Medicine since 1970. Over the last 20 years, Dr. Reaven served as head of the Division of Endocrinology and Metabolic Diseases, Division of Gerontology and director of the General Clinical Research Center. Most recently, Dr. Reaven served as head of the Division of Endocrinology, Gerontology and Metabolism at Stanford University School of Medicine, and director of the Geriatric Research, Education and Clinical Center, at the Palo Alto Veterans Affairs Medical Center. Dr. Reaven received his A.B., B.S. and M.D. from the University of Chicago.

    JACQUELINE COSSMON joined the Company in May 1996 as Vice President, Corporate Communications. From February 1996 to May 1996, she acted as an investor relations consultant to Shaman. From January 1994 to December 1995, Ms. Cossmon was Director of Corporate Communications at Applied Immune Sciences, a Santa Clara, California based biotechnology company. From February 1986 to January 1994, Ms. Cossmon held various positions at Applied Biosystems, a market leader in the development and delivery of biotechnology equipment, including National Sales Manager for biochemical and bioseparation products, National Accounts Manager and Director of Corporate Communications. Ms. Cossmon received a B.S. in Nutritional Science from Northern Arizona University and an M.B.A. from Santa Clara University.

    G. KIRK RAAB has been a director of the Company since January 1992 and Chairman of the Board since August 1995. Mr. Raab was President, Chief Executive Officer and a director of Genentech, Inc. ("Genentech") from February 1990 to July 1995 and President, Chief Operating Officer and a director from February 1985 to January 1990. Before joining Genentech, Mr. Raab was associated with Abbott Laboratories, serving as President, Chief Operating Officer and director. Mr. Raab earned a B.A. from Colgate University, where he currently serves as a trustee. Mr. Raab is also Chairman of the Board of Connective Therapeutics, Inc. and a director of Applied Imaging Corp., as well as chairman of the board and director of several privately held biotechnology companies. Mr. Raab is also a member of the advisory board of Hambrecht & Quist LLC, the Placement Agent for this offering.

    HERBERT H. MCDADE, JR. has been a director of the Company since October 1991. Mr. McDade served as Chairman of the Board, Chief Executive Officer of Chemex Pharmaceuticals, Inc. ("Chemex") from June 1989 through January 1996, when Chemex merged with Access Pharmaceutical Corporation ("Access") and the combined entity changed its name to Access. From October 1986 to January 1988, Mr. McDade served as Chairman, President and Chief Executive Officer of Armour Pharmaceuticals, Inc., after previously serving as President, International Healthcare Division of the Revlon Healthcare Group. Mr. McDade holds a B.S. in Biology from the University of Notre Dame and a B.P.H. in Theology and Philosophy from Laval University. Mr. McDade is Chairman of the Board of Access and a director of Cytrx, Inc., Discovery Ltd. and several privately held companies.

    M. DAVID TITUS has been a director of the Company since April 1990. Mr. Titus is currently Managing Director of Windward Ventures, a venture capital consulting and investment firm, which he founded in 1993. From May 1986 to December 1992, Mr. Titus served in various capacities at Technology Funding, Inc., a venture capital firm located in San Mateo, California, including Group Vice President of Technology Funding, Inc. and General Partner of Technology Funding Limited. Prior to joining Technology Funding, Inc. in May 1986, Mr. Titus was a founder and Senior Vice President of the Technology Division of Silicon Valley Bank. Mr. Titus earned a B.A. in Economics from the University of California, Santa Barbara. Mr. Titus is a director of several privately held companies.

    JOHN A. YOUNG has been a director of the Company since September 1993. From 1978 until October 1992, Mr. Young served as President and Chief Executive Officer of the Hewlett-Packard Company, an international manufacturer of measurement and computation products and systems, which he joined in 1958. Mr. Young is now retired. Mr. Young received a B.S. in Electrical Engineering from Oregon State University and an M.B.A. from Stanford University. Mr. Young is Chairman of the Board of Directors of Novell, Inc., and a director of Wells Fargo & Company, Chevron Corporation, SmithKline Beecham plc, Affymetrix, Inc., Lucent Technologies, Inc. and several privately held companies.

SCIENTIFIC STRATEGY TEAM

    Shaman's Scientific Strategy Team ("SST") consists of an interdisciplinary group of ethnobotanists, scientists, pharmacologists, physicians, pharmacists and Company personnel. Several members of the SST who are actively working in the field have agreed to exclusively advise the Company in connection with medical and ethnobotanical matters and to refrain from consulting with other pharmaceutical companies on all ethnobotanical matters. Some members may have collaborative relationships with other pharmaceutical firms for random collection of plants on a contract basis.

    The principal criteria used in selecting members of the SST are breadth of the scientific discipline, recognized scientific excellence in their fields, and ability to contribute to the team evaluation process. The Company relies on the SST to identify plant candidates for Shaman's botanical screening process and to evaluate the information obtained about these candidates, both in the field and in literature. SST members who are not employees of the Company are compensated with stock options for their general contributions throughout the year, and are paid $1,000 per day for participation at the SST meetings, which occur approximately every 12 months. Shaman also pays SST members for any additional consulting services and field expeditions conducted on behalf of the Company.

    The SST includes the following members:

    EDWARD F. ANDERSON, PH.D. is a Senior Research Botanist at the Desert Botanical Gardens in Phoenix, Arizona. Formerly, he was a Professor of Biology at the Whitman College in Walla Walla, Washington. Dr. Anderson received a B.A. in Biology from Pomona College in California and an M.A. and a Ph.D. in Botany from Claremont Graduate School and Rancho Santa Ana Botanic Garden, respectively.

    PAUL S. AUERBACH, M.D. is Chief Operating Officer of The Sterling Healthcare Group in Coral Gables, Florida. Dr. Auerbach was formerly Chief, Division of Emergency Medicine at Stanford University Hospital in Stanford, California. Dr. Auerbach earned an A.B. in Religion from Duke University, an M.D. from Duke University School of Medicine, and was a Sloan fellow, M.S.M. at Stanford University Graduate School of Business.

    MICHAEL J. BALICK, PH.D. is Director of the Institute of Economic Botany at The New York Botanical Garden. Dr. Balick holds a B.S. in Agriculture and Plant Science from the University of Delaware and both an A.M. and a Ph.D. in Biology from Harvard University.

    BARUCH S. BLUMBERG, M.D., PH.D. is Associate Director of Clinical Research at the Fox Chase Cancer Center in Philadelphia and the first American dean of a college at Oxford University. Dr. Blumberg became a Nobel laureate in 1976 for his discovery of the hepatitis B antigen. He received a B.S. from Union College in New York, an M.D. from the College of Physicians and Surgeons at Columbia University and a Ph.D. in Biochemistry from Oxford University.

    ANTHONY CONTE is a retired pharmacist and former proprietor of the Gilliar Drug Company, Inc. Mr. Conte has 30 years of experience in commercializing pharmaceuticals. He received a B.S. in Pharmacy from Long Island University, Brooklyn College of Pharmacy and an M.S. in Pharmaceutical Chemistry from Columbia University. Mr. Conte is the father of Ms. Conte, President, Chief Executive Officer and a director of Shaman.

    JAMES A. DUKE, PH.D. is a recently retired research scientist at the Agricultural Research Service of the United States Department of Agriculture. Dr. Duke earned his A.B., B.S. and Ph.D. in Botany from the University of North Carolina.

    ELAINE ELISABETSKY, PH.D. is a research fellow of the Brazilian Research Council, Associate Professor at the Universidade Federal do Rio Grande do Sul and a board member of the International Society of Ethnopharmacology. Dr. Elisabetsky holds a B.S. in Biomedical Sciences from the Escola de Medicina in Sao Paulo, Brazil, a Ph.D. in Pharmacology from the Departmento de Farmacologia e Bioquimica, Escola Paulista de Medicina in Brazil, and has received post-doctorate training in ethnobotany and ethnopharmacology from The New York Botanical Garden.

    NORMAN R. FARNSWORTH, PH.D. is Research Professor of Pharmacognosy and Director of the Program for Collaborative Research in the Pharmaceutical Sciences at the College of Pharmacy, University of Illinois at Chicago. Dr. Farnsworth received a B.S. and an M.S. in Pharmacy from the Massachusetts College of Pharmacy and a Ph.D. in Pharmacognosy from the University of Pittsburgh.

    MAURICE M. IWU, PH.D. is founder and director of BioResources Development Conservation Programme and Professor of Pharmacognosy and Medicinal Chemistry at the University of Nigeria, Nsukka. Dr. Iwu earned a Ph.D. in Pharmacognosy from the University of Bradford, England.

    CHARLES F. LIMBACH, M.D. is a practitioner of family medicine in Salinas, California. Dr. Limbach earned a B.A. in Biology from the University of Michigan and an M.D. from Michigan State University.

    KOJI NAKANISHI, PH.D. is Centennial Professor of Chemistry at Columbia University and formerly Director of the Suntory Institute for Bioorganic Research in Osaka, Japan. Dr. Nakanishi was the recipient of the 1990 Japan Academy Prize and the Imperial Prize, the highest Japanese honor a scholar can receive. He received a B.S. and a Ph.D. in Chemistry from Nagoya University in Japan.

    MARK J. PLOTKIN, PH.D. is Executive Director of Ethnobiology and Conservation Team and previously served as Director of Plant Conservation at the World Wildlife Fund. He also serves as a Research Associate of Ethnobotanical Conservation at the Botanical Museum at Harvard University and Secretary of the Ethnobotany Specialist Group, Species Survival for the International Union for the Conservation of Nature. Dr. Plotkin received an A.B. from Harvard University Extension, an M.F.S. in Wildlife Ecology from Yale School of Forestry and Environmental Studies, and a Ph.D. in Biological Conservation from Tufts University.

    NATHANIEL QUANSAH, PH.D. is employed by the World Wildlife Fund-Madagascar Protected Areas Program to conduct a four-year ethnobotanical collection and conservation project in northern Madagascar. Dr. Quansah obtained a B.S. from the University of Cape Coast, Ghana and a Ph.D. in Botany from Goldsmith's College, University of London.

    ROBERT F. RAFFAUF, PH.D. is Professor Emeritus at Northeastern University's College of Pharmacy. He holds a B.S. in Chemistry/Biology from the College of the City of New York, an M.A. in Chemistry from Columbia University and a Ph.D. in Organic/Analytical Chemistry from the University of Minnesota.

    RICHARD E. SCHULTES, PH.D. is Professor Emeritus at Harvard University. Dr. Schultes has spent 40 years studying the traditional uses of the higher plants and fungi of the Colombian Amazon. He has been the recipient of numerous awards, including the Gold Medal of the World Wildlife Fund. Dr. Schultes holds an A.B., an A.M. and a Ph.D. from Harvard University.

    CHARLES G. SMITH, PH.D. has been a consultant to start-up businesses, major pharmaceutical companies and venture capital firms since 1986. Most recently, he served as Vice President of Research and Development at Revlon Healthcare Group. Dr. Smith received a B.S. in Chemistry from Illinois Institute of Technology, an M.S. in Biochemistry from Purdue University, and a Ph.D. in Biochemistry from the University of Wisconsin.

    D. DOEL SOEJARTO, PH.D. is Professor of Pharmacognosy for the Department of Medicinal Chemistry and Pharmacognosy and for the Program for Collaborative Research in the Pharmaceutical Sciences at the University of Illinois at Chicago. Dr. Soejarto holds a B.S. in Biology from the College of Tjiawi, Java, an A.M. in Biology/Botany from Harvard University and a Ph.D. in Biology from Harvard University.

    HILDEBERT K.M. WAGNER, PH.D. is Professor of Pharmacognosy in the Institut Fur Pharmazeutische Biologie at the Ludwig Maximilians University in Munich, Germany. Dr. Wagner also serves as co-director of the Institute of Pharmaceutical Biology at the University of Munich. He earned his Ph.D. in Pharmacognosy at the University of Munich.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock, as of November 30, 1996, by (i) each person who is known by the Company to beneficially own more than five percent of the Company's Common Stock, (ii) the Chief Executive Officer and each of the next four highest-paid executive officers of the Company for the nine months ended September 30, 1996, (iii) each director and (iv) all current executive officers and directors as a group. Except as otherwise indicated, the Company believes that each of the beneficial owners of the Common Stock listed below has sole investment power with respect to such shares, subject to community property laws, where applicable.

                                                                                        BENEFICIAL OWNERSHIP (1)
                                                                                ----------------------------------------
                                                                                              PERCENT
                                                                                               OWNED      PERCENT OWNED
                                                                                NUMBER OF     BEFORE     AFTER OFFERING
BENEFICIAL OWNER                                                                  SHARES     OFFERING          (2)
------------------------------------------------------------------------------  ----------  -----------  ---------------
Travelers Group Inc. .........................................................   1,292,034        9.29%          8.12%
  388 Greenwich Street
  New York, NY 10013
State of Wisconsin Investment Board ..........................................   1,290,000        9.28%          8.11%
  Post Office Box 7842
  Madison, WI 53707
Delphi Ventures (3) ..........................................................     993,571        7.14%          6.25%
  3000 Sand Hill Road
  Building One, Suite 135
  Menlo Park, CA 94025
Lisa A. Conte (4) ............................................................     711,166        5.06%          4.43%
  Shaman Pharmaceuticals, Inc.
  213 East Grand Avenue
  South San Francisco, CA 94080
G. Kirk Raab (5)..............................................................     114,031           *              *
John A. Young (6).............................................................      33,198           *              *
Herbert H. McDade, Jr. (7)....................................................      23,198           *              *
M. David Titus (8)............................................................      25,698           *              *
Jacqueline Cossmon (9)........................................................       8,615           *              *
Atul S. Khandwala, Ph.D. (10).................................................      26,400           *              *
Steven R. King, Ph.D. (11)....................................................      77,674           *              *
Gerald R. Reaven, M.D. (12)...................................................     138,280           *              *
Current Officers and Directors as a group (10 persons) (13)...................   1,168,093        8.07%          7.09%

------------------------

*   Less than 1.0%

(1) Percentage of beneficial ownership is calculated assuming 13,906,634 shares of Common Stock were outstanding on November 30, 1996. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days of November 30, 1996, are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned.

(2) Percentage of beneficial ownership is adjusted to reflect the sale by the Company of 2,000,000 shares of Common Stock offered hereby. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days of November 30, 1996, are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned.

(3) Represents 931,934 shares, 3,304 shares, 58,006 shares and 327 shares held by entities affiliated with Delphi Ventures.

(4) Includes 139,166 shares subject to options exercisable within 60 days of November 30, 1996.

(5) Represents 114,031 shares subject to options exercisable within 60 days of November 30, 1996.

(6) Represents 33,198 shares subject to options exercisable within 60 days of November 30, 1996.

(7) Represents 23,198 shares subject to options exercisable within 60 days of November 30, 1996.

(8) Includes 23,198 shares subject to options exercisable within 60 days of November 30, 1996.

(9) Includes 7,615 shares subject to options exercisable within 60 days of November 30, 1996.

(10) Represents 26,400 shares subject to options exercisable within 60 days of November 30, 1996.

(11) Includes 55,416 shares subject to options exercisable within 60 days of November 30, 1996.

(12) Includes 137,780 shares subject to options exercisable within 60 days of November 30, 1996.

(13) Includes shares held by family members associated with directors and officers listed above. Also includes 569,221 shares which are currently issuable upon the exercise of outstanding options.

                              PLAN OF DISTRIBUTION

    The Shares are being offered by the Company through the Placement Agent on a best efforts, all or none basis, principally to selected institutional investors, including current institutional holders of the Company's Common Stock. Hambrecht & Quist LLC (the "Placement Agent") has been retained to act as the exclusive agent for the Company in connection with the arrangement of this financing and sale of the Shares on a best efforts basis.

    The Placement Agent is not obligated to and does not intend to take (or purchase) any of the Shares for itself. It is anticipated that the Placement Agent will obtain indications of interest from potential investors for the amount of the offering and that effectiveness of the Registration Statement will not be requested and no investor funds will be accepted until indications of interest have been received for the amount of the offering. Confirmation and definitive prospectuses will be distributed to all investors at the time of pricing, informing investors of the closing date, which will be scheduled for three business days after pricing. No investor funds will be accepted prior to effectiveness of the Registration Statement. Prior to the closing date, all investor funds will promptly be placed in escrow with First Trust of California as escrow agent (the "Escrow Agent"), in an escrow account established for the benefit of the investors. The Escrow Agent is acting only as an escrow agent in connection with the offering of the securities described herein, and has not endorsed, recommended or guaranteed the purchase, value or repayment of such securities. The Escrow Agent will invest such funds in accordance with Rule 15c2-4 promulgated under the Securities Exchange Act of 1934, as amended. Prior to the closing date, the Escrow Agent will advise the Company that payment for the purchase of the shares of Common Stock has been affirmed by the investors and that the investors have deposited the requisite funds in the escrow account at the Escrow Agent. Upon receipt of such notice, the Company will instruct its transfer agent or the Depository Trust Company, as appropriate, to deliver the shares of Common Stock to the investors. Investor funds, together with interest thereon, if any, will be collected by the Company through the facilities of the Escrow Agent on the scheduled closing date. The offering will not continue after the closing date. In the event that investor funds are not received in the full amount necessary to satisfy the requirements of the offering, all funds deposited in the escrow account will promptly be returned.

    The Company has agreed (i) to pay the Placement Agent six percent of the proceeds of the Offering as selling commissions and reimburse them in the aggregate for expenses (not to exceed an aggregate of $75,000 without the Company's consent) and (ii) to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the Placement Agent may be required to make in respect thereof.

    Kirk Raab, the Company's Chairman of the Board, is a member of the Placement Agent's advisory board.

    Shares of the Company's Common Stock held by officers and directors of the Company are subject to lock-up agreements with the Placement Agent.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Company's Common Stock is First National Bank of Boston, Canton, Massachusetts.

                                 LEGAL MATTERS

    The legality of the securities offered hereby will be passed upon for the Company by Brobeck, Phleger & Harrison LLP, Palo Alto, California. Wilson, Sonsini, Goodrich & Rosati, Professional Corporation, Palo Alto, California, is acting as counsel for the Placement Agent in connection with certain legal matters relating to the shares of Common Stock offered hereby.

                                    EXPERTS

    The financial statements of the Company appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE PLACEMENT AGENT. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                 --------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Available Information..........................           2
Incorporation of Certain Documents by
 Reference.....................................           2
Prospectus Summary.............................           3
Risk Factors...................................           6
Use of Proceeds................................          13
Price Range of Common Stock....................          14
Dividend Policy................................          14
Capitalization.................................          15
Dilution.......................................          16
Selected Financial Data........................          17
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................          18
Business.......................................          21
Management.....................................          35
Principal Stockholders.........................          39
Plan of Distribution...........................          41
Legal Matters..................................          41
Experts........................................          41

                                2,000,000 SHARES

                          SHAMAN PHARMACEUTICALS, INC.

                                  Common Stock

                                 --------------

                                   PROSPECTUS
                                 --------------

                               HAMBRECHT & QUIST


                                JANUARY 17, 1997


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